UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Autonomous City of Buenos Aires, April 15, 2026

COMISIÓN NACIONAL DE VALORES
25 de Mayo 175
Autonomous City of Buenos Aires

A3 MERCADOS S.A. (“A3”)
Maipú 1210
Autonomous City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)
Sarmiento 299
Autonomous City of Buenos Aires

Re: Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) – Tender Offer

Dear Sirs:

We hereby address you in order to comply with the requirements set forth in the rules of the Comisión Nacional de Valores and the applicable regulations of ByMA and A3 Mercados.

Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”) hereby announces that it has commenced a voluntary cash tender offer to purchase up to U.S.$150,000,000 aggregate principal amount of its outstanding Class 7 notes, denominated and payable in U.S. dollars abroad, bearing interest at a fixed rate of 9.75% per annum and maturing on October 24, 2030, with an aggregate principal amount outstanding of U.S.$475,000,000 (144A: CUSIP No. 29244A AM4 and ISIN No. US29244AAM45; Regulation S: CUSIP No. P3710F AU8 and ISIN No. USP3710FAU86) (the “Tender Offer”).

In this regard, we hereby attach: (i) the Spanish translation of the press release relating to the Tender Offer; and (ii) the Spanish translation of the offer to purchase relating to the Tender Offer (collectively, the “Tender Offer Documents”).

The Tender Offer is subject to a number of conditions, as more fully described in the Tender Offer Documents. Holders are strongly encouraged to carefully review the Tender Offer Documents, which contain detailed information regarding the terms, conditions and restrictions applicable to the Tender Offer.

Sincerely,

Lucila Ayelén Ramallo
Head of Investor Relations
Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.)

OFERTA DE COMPRA (OFFER TO PURCHASE)

AVISO IMPORTANTE

IMPORTANTE: Antes de continuar, debe leer el siguiente aviso legal. El siguiente aviso legal es aplicable al Documento de Oferta, ya sea que haya sido recibido por correo electrónico o de cualquier otra forma como resultado de una comunicación electrónica. Por lo tanto, se recomienda leer detenidamente esta página antes de leer, acceder o realizar cualquier otro uso del documento adjunto. Al acceder al Documento de Oferta, usted acepta quedar obligado por los siguientes términos y condiciones, incluyendo cualquier modificación que se les introduzca periódicamente, cada vez que reciba información de nuestra parte. Los términos en mayúscula utilizados en este aviso legal que no estén definidos de otro modo tendrán el significado que se les asigna en el Documento de Oferta.

El Documento de Oferta no debe ser reenviado ni distribuido a ninguna otra persona y no debe ser reproducido de manera alguna. El incumplimiento de estas instrucciones podría constituir una violación de las leyes y regulaciones aplicables de los Estados Unidos u otras jurisdicciones.

Confirmación de su declaración: Al acceder al Documento de Oferta, se considerará que usted ha declarado ante Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (la "Compañía"), los Organizadores (según se definen en el presente) y el Agente de Información y Ofrecimiento (según se define en el presente) que:

(i) usted es un Tenedor o titular beneficiario de las Obligaciones Negociables Senior al 9,75% con vencimiento en 2030 de la Compañía (las "Obligaciones Negociables Existentes");

(ii) usted no es una persona a quien esté prohibido por ley enviar el Documento de Oferta adjunto o formularle la Oferta conforme a las leyes y regulaciones aplicables;

(iii) usted ha realizado todas las declaraciones incluidas en el presente Documento de Oferta. Véase "Declaraciones, Garantías y Compromisos de los Tenedores";

(iv) usted consiente la entrega del Documento de Oferta por transmisión electrónica; y

(v) usted no se encuentra ni reside en el Reino Unido o, si se encuentra o reside en el Reino Unido, usted es: (A) una persona con experiencia profesional en materias relacionadas con inversiones comprendidas en el Artículo 19(5) de la Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (en su versión modificada, la "Order"), o (B) una persona comprendida en los Artículos 49(2)(a) a (d) ("empresas de alto patrimonio neto, asociaciones no constituidas en sociedad, etc.") de la Order; o (C) una persona a quien una invitación o incentivo para participar en una actividad de inversión (en el sentido del artículo 21 de la Financial Services and Markets Act 2000, en su versión modificada, la "FSMA") pueda ser comunicada de otro modo lícitamente.

(vi) usted no es un inversor residente en un Estado miembro del Espacio Económico Europeo o, si es residente en un Estado miembro del Espacio Económico Europeo, no es un inversor minorista en el Espacio Económico Europeo. A estos efectos, inversor minorista significa una persona que es uno (o más) de los siguientes: (i) un cliente minorista según se define en el punto (11) del Artículo 4(1) de la Directiva 2014/65/UE, en su versión modificada ("MiFID II"); o (ii) un cliente en el sentido de la Directiva 2016/97/UE, cuando dicho cliente no califique como cliente profesional según se define en el punto (10) del Artículo 4(1) de MiFID II.

El Documento de Oferta le ha sido enviado en formato electrónico. Se le recuerda que los documentos transmitidos por este medio pueden ser alterados o modificados durante el proceso de transmisión y, en consecuencia, ninguno de la Compañía, los Organizadores, el Agente de Información y Ofrecimiento ni ninguna persona que controle, o sea director, funcionario, empleado o agente de cualquiera de ellos, ni ninguna entidad afiliada a cualquiera de dichas personas, asume responsabilidad alguna respecto de cualquier diferencia entre el Documento de Oferta distribuido en formato electrónico y la versión impresa disponible a su solicitud ante el Agente de Información y Ofrecimiento en la dirección indicada en la contratapa del Documento de Oferta.

Se le recuerda que el Documento de Oferta le ha sido entregado sobre la base de que usted es una persona en cuya posesión el Documento de Oferta puede ser entregado lícitamente de conformidad con las leyes de la jurisdicción en la que se encuentra o reside, y usted no puede, ni está autorizado a, entregar, transmitir, reenviar ni distribuir de ninguna otra forma el Documento de Oferta, directa o indirectamente, a ninguna otra persona.

Los materiales relacionados con la oferta a la que se refiere el Documento de Oferta no constituyen, ni pueden utilizarse en relación con, una oferta o solicitud en ningún lugar donde las ofertas o solicitudes no estén permitidas por ley. Si una jurisdicción exige que la Oferta sea realizada por un agente de bolsa o intermediario autorizado y uno de los Organizadores o cualquiera de sus entidades afiliadas es un agente de bolsa o intermediario autorizado en dicha jurisdicción, se considerará que la Oferta es realizada por dicho Organizador o entidad afiliada en esa jurisdicción.

Nada de lo contenido en esta transmisión electrónica constituye una oferta de compra ni la solicitud de una oferta de venta de valores en ninguna jurisdicción en la que dicha oferta o solicitud sea ilícita. Los valores no pueden ser ofrecidos ni vendidos en los Estados Unidos sin registro o una exención del registro. La Oferta de Nuevas Obligaciones Negociables se realizará por medio del Suplemento de Nuevas Obligaciones Negociables relativo a dicha oferta y un prospecto argentino y un suplemento de precio argentino en idioma español preparados de conformidad con la legislación argentina, que contienen sustancialmente la misma información que el Suplemento de Nuevas Obligaciones Negociables, con excepción de lo relativo a la descripción de las leyes de valores y fiscales de los Estados Unidos que resultan relevantes para las Nuevas Obligaciones Negociables, pero en un formato diferente. El presente Documento de Oferta no constituye una oferta de venta ni la solicitud de una orden de compra de las Nuevas Obligaciones Negociables. No podrá participar en la Oferta de Nuevas Obligaciones Negociables a menos que haya recibido y revisado el Suplemento de Nuevas Obligaciones Negociables aplicable, y no en base a, ni apoyándose en, el presente Documento de Oferta. Las Nuevas Obligaciones Negociables serán ofrecidas únicamente a compradores institucionales calificados de conformidad con la Regla 144A de la Ley de Títulos Valores de los Estados Unidos ("Regla 144A") y a personas no estadounidenses fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos ("Regulación S"), y no serán registradas bajo la Ley de Títulos Valores de los Estados Unidos ni bajo las leyes de valores de ninguna otra jurisdicción.

Ni la comunicación del presente Documento de Oferta ni ningún otro material de oferta relacionado con la Oferta está siendo realizada, ni el presente Documento de Oferta ha sido aprobado, por una persona autorizada a los efectos del artículo 21 de la FSMA. En consecuencia, el presente Documento de Oferta no está siendo distribuido, ni debe ser transmitido, al público en general en el Reino Unido. Por el contrario, la comunicación del presente Documento de Oferta como promoción financiera está siendo realizada y dirigida únicamente a: (a) personas fuera del Reino Unido; o (b) personas con experiencia profesional en materias relacionadas con inversiones comprendidas en el Artículo 19(5) de la Order; o (c) personas comprendidas en el Artículo 49(2)(a) a (d) ("empresas de alto patrimonio neto, asociaciones no constituidas en sociedad, etc.") de la Order; o (d) personas a quienes una invitación o incentivo para participar en una actividad de inversión (en el sentido del artículo 21 de la FSMA) pueda ser comunicada o transmitida de otro modo lícitamente (todas dichas personas conjuntamente denominadas "personas relevantes"). El presente Documento de Oferta está dirigido únicamente a personas relevantes y no debe ser utilizado ni tomado como base por personas que no sean personas relevantes. Toda inversión o actividad de inversión a la que se refiere el presente Documento de Oferta está disponible únicamente para personas relevantes y será llevada a cabo únicamente con personas relevantes.

En virtud del acuerdo de organización (dealer manager agreement), los Organizadores no asumen obligaciones distintas de las contraídas frente a la Compañía. Los Organizadores no serán responsables ante ninguna persona por proporcionar las protecciones ofrecidas a sus clientes ni por brindar asesoramiento en relación con las operaciones contempladas en el presente Documento de Oferta.

Usted debe cumplir con todas las leyes que le sean aplicables en cualquier lugar en que tenga en su poder el presente Documento de Oferta. Asimismo, debe obtener todos los consentimientos o aprobaciones que necesite para aceptar la Oferta y licitar Obligaciones Negociables Existentes. Ninguno de la Compañía, los Organizadores ni el Agente de Información y Ofrecimiento es responsable por su cumplimiento de estos requisitos legales.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

(sociedad anónima constituida bajo las leyes de la República Argentina)

Oferta de Compra en Efectivo de hasta U.S.$ 150.000.000 de Monto de Capital Agregado de sus Obligaciones Negociables Senior al 9,75% con vencimiento en 2030 en circulación

(CUSIP Nos. 29244A AM4 y P3710F AU8; ISIN Nos. US29244AAM45 y USP3710FAU86)

LA OFERTA VENCERÁ A LAS 5:00 P.M., HORA DE LA CIUDAD DE NUEVA YORK, EL 13 DE MAYO DE 2026, SALVO QUE SEA PRORROGADA O RESCINDIDA ANTICIPADAMENTE (DICHA HORA Y FECHA, TAL COMO PUEDA SER PRORROGADA, LA "HORA DE VENCIMIENTO"). LA FECHA LÍMITE DE LA OFERTA TEMPRANA SERÁ LAS 5:00 P.M., HORA DE LA CIUDAD DE NUEVA YORK, EL 28 DE ABRIL DE 2026, SALVO QUE SEA PRORROGADA O RESCINDIDA ANTICIPADAMENTE ((DICHA HORA Y FECHA, TAL COMO PUEDA SER PRORROGADA, LA "FECHA LÍMITE DE LA OFERTA TEMPRANA")). LOS TENEDORES DE OBLIGACIONES NEGOCIABLES EXISTENTES DEBEN PRESENTAR VÁLIDAMENTE A LA OFERTA SUS OBLIGACIONES NEGOCIABLES EXISTENTES Y NO RETIRARLAS VÁLIDAMENTE EN O ANTES DE LA FECHA LÍMITE DE LA OFERTA TEMPRANA A FIN DE SER ELEGIBLES PARA RECIBIR LA CONTRAPRESTACIÓN POR PARTICIPACIÓN TEMPRANA (SEGÚN SE DEFINE EN EL PRESENTE) MÁS LOS INTERESES DEVENGADOS. SI LOS TENEDORES DE OBLIGACIONES NEGOCIABLES EXISTENTES PRESENTAN VÁLIDAMENTE OBLIGACIONES NEGOCIABLES EXISTENTES A LA OFERTA CON POSTERIORIDAD A LA FECHA LÍMITE DE LA OFERTA TEMPRANA PERO ANTES DE LA HORA DE VENCIMIENTO, DICHOS TENEDORES SOLO SERÁN ELEGIBLES PARA RECIBIR LA CONTRAPRESTACIÓN POR PARTICIPACIÓN (SEGÚN SE DEFINE EN EL PRESENTE) MÁS LOS INTERESES DEVENGADOS.

CON POSTERIORIDAD A LA FECHA LÍMITE DE LA OFERTA TEMPRANA Y ANTES DE LA HORA DE VENCIMIENTO, LA COMPAÑÍA PODRÁ, SIN ESTAR OBLIGADA A ELLO, ACEPTAR LAS OBLIGACIONES NEGOCIABLES EXISTENTES VÁLIDAMENTE PRESENTADAS A LA OFERTA EN O ANTES DE LA FECHA LÍMITE DE LA OFERTA TEMPRANA (LA FECHA DE DICHA ACEPTACIÓN, LA "FECHA DE ACEPTACIÓN TEMPRANA") Y PAGAR LA CONTRAPRESTACIÓN POR PARTICIPACIÓN TEMPRANA A LOS TENEDORES QUE HAYAN PRESENTADO SUS OBLIGACIONES NEGOCIABLES A LA OFERTA EN LA FECHA DE LIQUIDACIÓN TEMPRANA (EL "DERECHO DE LIQUIDACIÓN TEMPRANA"); CON LA CONDICIÓN DE QUE TODAS LAS CONDICIONES ESTABLECIDAS EN EL PRESENTE DOCUMENTO DE OFERTA HAYAN SIDO SATISFECHAS O DISPENSADAS POR LA COMPAÑÍA.

LAS OBLIGACIONES NEGOCIABLES EXISTENTES PRESENTADAS A LA OFERTA PODRÁN SER RETIRADAS DE CONFORMIDAD CON LOS TÉRMINOS DE LA OFERTA EN CUALQUIER MOMENTO EN O ANTES DE LAS 5:00 P.M., HORA DE LA CIUDAD DE NUEVA YORK, EL 28 DE ABRIL DE 2026, SALVO QUE SEA PRORROGADA POR LA COMPAÑÍA A SU EXCLUSIVO CRITERIO (DICHA FECHA Y HORA, LA "FECHA LÍMITE DE RETIRO"), PERO NO CON POSTERIORIDAD A DICHA FECHA Y HORA, SALVO QUE ASÍ LO EXIJA LA LEY APLICABLE.

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (la "Compañía", "nosotros", "nos" o "nuestro") ofrece adquirir en efectivo de cada tenedor registrado (cada uno, un "Tenedor" y, en conjunto, los "Tenedores") hasta U.S.$ 150.000.000 de monto de capital agregado en circulación (el "Límite de Oferta") de sus Obligaciones Negociables Senior al 9,75% con vencimiento en 2030 (las "Obligaciones Negociables Existentes"), conforme a los términos y sujeto a las condiciones establecidas en el presente documento de oferta (el presente "Documento de Oferta"). La Compañía se reserva el derecho, a su exclusivo criterio y sujeto a la ley aplicable, de aumentar o reducir el Límite de Oferta; sin embargo, no puede garantizarse que lo haga. La Compañía denomina la oferta de compra de las Obligaciones Negociables Existentes establecida en el presente Documento de Oferta como la "Oferta".

La Oferta no está condicionada a una participación mínima de las Obligaciones Negociables Existentes, pero está condicionada, entre otras cosas, al cierre de una emisión de nuevas obligaciones negociables globales (las "Nuevas Obligaciones Negociables"), por un monto de capital agregado al menos suficiente para financiar la Oferta (la "Oferta de Nuevas Obligaciones Negociables"), con precio y en términos y condiciones aceptables para la Compañía a su exclusivo criterio (la "Condición de la Oferta de Nuevas Obligaciones Negociables"). La Oferta de Nuevas Obligaciones Negociables se realiza por medio de un Suplemento relativo a la oferta de las Nuevas Obligaciones Negociables (el "Suplemento de Nuevas Obligaciones Negociables") y un prospecto argentino y un suplemento de precio argentino en idioma español preparados de conformidad con la legislación argentina, que contienen sustancialmente la misma información que el Suplemento de Nuevas Obligaciones Negociables, con excepción de lo relativo a la descripción de las leyes de valores y fiscales de los Estados Unidos que resultan relevantes para las Nuevas Obligaciones Negociables, pero en un formato diferente. El presente Documento de Oferta no constituye una oferta de venta ni la solicitud de una oferta de compra de las Nuevas Obligaciones Negociables. No puede garantizarse que la Oferta de Nuevas Obligaciones Negociables se complete satisfactoriamente. La liquidación de la Oferta ocurrirá simultáneamente con, o con posterioridad a, la liquidación de la Oferta de Nuevas Obligaciones Negociables; con la condición de que, en caso de que la Compañía ejerza el Derecho de Liquidación Temprana, la liquidación de la Oferta de Nuevas Obligaciones Negociables deberá ocurrir simultáneamente con, o con anterioridad a, la Fecha de Liquidación Temprana. Al considerar cualquier asignación potencial de las Nuevas Obligaciones Negociables por parte de la Compañía en el contexto de la Oferta de Nuevas Obligaciones Negociables, la Compañía tiene la intención, aunque no la obligación, de otorgar cierta preferencia a los inversores que, con anterioridad a dicha asignación, hayan válidamente presentado, o hayan manifestado a la Compañía o a los Organizadores su firme intención de presentar, Obligaciones Negociables Existentes a la Oferta. Véase "Oferta de Nuevas Obligaciones Negociables."

La contraprestación en efectivo agregada por cada U.S.$ 1.000 de capital de Obligaciones Negociables Existentes adquiridas en virtud de la Oferta será (i) U.S.$ 1.020 por cada U.S.$ 1.000 de capital de Obligaciones Negociables Existentes (la "Contraprestación por Participación Temprana"), pagadera únicamente respecto de las Obligaciones Negociables Existentes válidamente presentadas a la Oferta y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana que la Compañía acepte para su compra, o (ii) U.S.$ 990 por cada U.S.$ 1.000 de capital de Obligaciones Negociables Existentes (la "Contraprestación por Participación"), pagadera respecto de las Obligaciones Negociables Existentes válidamente presentadas a la Oferta y no válidamente retiradas con posterioridad a la Fecha Límite de la Oferta Temprana pero en o antes de la Hora de Vencimiento que la Compañía acepte para su compra. Solo las Obligaciones Negociables Existentes válidamente presentadas a la Oferta y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana serán elegibles para recibir la Contraprestación por Participación Temprana. Las Obligaciones Negociables Existentes válidamente presentadas a la Oferta con posterioridad a la Fecha Límite de la Oferta Temprana pero en o antes de la Hora de Vencimiento solo serán elegibles para recibir la Contraprestación por Participación. Adicionalmente, la Compañía pagará los Intereses Devengados respecto de las Obligaciones Negociables Existentes adquiridas en la Oferta desde la última fecha de pago de intereses hasta la Fecha de Liquidación Temprana (según se define en el presente) o la Fecha de Liquidación Final (según se define en el presente), según corresponda.

Si la compra de la totalidad de las Obligaciones Negociables Existentes válidamente licitadas ocasionara que la Compañía adquiera un monto de capital superior al Límite de Oferta, la Oferta quedará sobresuscripta y, en caso de que la Compañía acepte Obligaciones Negociables Existentes en la Oferta, las aceptará para su compra de forma prorrateada conforme se describe en el presente. Si al momento de la Fecha Límite de Oferta Temprana el monto de capital agregado de Obligaciones Negociables Existentes válidamente licitadas por los Tenedores excede el Límite de Oferta, la Compañía no aceptará ninguna Obligación Negociable Existente válidamente licitada por los Tenedores con posterioridad a la Fecha Límite de Oferta Temprana, salvo que decida aumentar el Límite de Oferta, sujeto a la ley aplicable, a su exclusivo criterio. A fin de evitar dudas, la determinación de si el Límite de Oferta ha sido superado o no se realizará sobre la base del monto de capital agregado de las Obligaciones Negociables Existentes válidamente licitadas y aceptadas para su compra.

El siguiente cuadro resume ciertos términos de pago de la Oferta:

Denominación de las Obligaciones Negociables Existentes	Monto de Capital en Circulación al 15 de abril de 2026	Números ISIN/CUSIP	Contraprestación por Participación (1) (1)	Contraprestación por Participación Temprana (2)
Obligaciones Negociables Senior al 9,75% con vencimiento en 2030	U.S.$475.000.000	144A: CUSIP No. 29244A AM4 ISIN No. US29244AAM45 Regulation S: CUSIP No. P3710F AU8 ISIN No. USP3710FAU86	U.S.$990	U.S.$1.020

(1)	Por cada U.S.$ 1.000 de capital de Obligaciones Negociables Existentes que sean válidamente presentadas a la Oferta en o antes de la Hora de Vencimiento pero con posterioridad a la Fecha Límite de la Oferta Temprana, y que sean aceptadas para su compra. Adicionalmente, los Tenedores cuyas Obligaciones Negociables Existentes sean válidamente presentadas a la Oferta y aceptadas para su compra en virtud de la Oferta recibirán los Intereses Devengados.
(2)	Por cada U.S.$ 1.000 de capital de Obligaciones Negociables Existentes que sean válidamente presentadas a la Oferta en o antes de la Fecha Límite de la Oferta Temprana y que sean aceptadas para su compra. Adicionalmente, los Tenedores cuyas Obligaciones Negociables Existentes sean válidamente presentadas a la Oferta y aceptadas para su compra en virtud de la Oferta recibirán los Intereses Devengados. Las Obligaciones Negociables Existentes válidamente presentadas a la Oferta y aceptadas para su compra serán liquidadas en la Fecha de Liquidación Temprana (según se define en el presente) o en la Fecha de Liquidación Final.

Las presentaciones de Obligaciones Negociables Existentes a la Oferta deberán realizarse a través de un participante directo en The Depository Trust Company ("DTC"), Euroclear Bank SA/NV, como operador del Sistema Euroclear ("Euroclear"), Clearstream Banking, S.A. ("Clearstream"), o Caja de Valores S.A. ("Caja de Valores"). Las Obligaciones Negociables Existentes presentadas a la Oferta solo podrán ser retiradas de conformidad con los procedimientos especificados en "La Oferta—Irrevocabilidad; Derechos de Retiro", con anterioridad a la Fecha Límite de Retiro, pero no con posterioridad a la misma. Las Obligaciones Negociables Existentes válidamente presentadas a la Oferta y aceptadas para su compra serán liquidadas en la Fecha de Liquidación.

Se recomienda consultar con el agente de bolsa, intermediario, banco, custodio, compañía fiduciaria u otro representante a través del cual mantenga sus Obligaciones Negociables Existentes, respecto de los plazos en los que dicho intermediario requeriría recibir instrucciones de su parte para participar en la Oferta de conformidad con los términos y condiciones de la Oferta descriptos en el presente Documento de Oferta, a fin de cumplir con los plazos indicados precedentemente. Los plazos establecidos por Euroclear, Clearstream, DTC, Caja de Valores o cualquier intermediario de este tipo para la presentación de Obligaciones Negociables Existentes pueden ser anteriores a los plazos especificados en el presente Documento de Oferta.

La Compañía podrá, a su exclusivo criterio, prorrogar, reabrir, modificar o renunciar a cualquier condición de la Oferta, o rescindir la Oferta, en cualquier momento. En el supuesto de que la Oferta sea retirada o no se complete por cualquier otro motivo, o de que sus condiciones no sean satisfechas o dispensadas por la Compañía, la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, y los Intereses Devengados no serán pagados ni resultarán pagaderos a los Tenedores que hayan válidamente presentado sus Obligaciones Negociables Existentes en relación con la Oferta, y las Obligaciones Negociables Existentes correspondientes serán devueltas al Tenedor que las hubiera presentado.

Se recomienda considerar los factores de riesgo que comienzan en la página 19 del presente Documento de Oferta antes de decidir si participar en la Oferta.

El presente Documento de Oferta no constituye una oferta de compra ni una solicitud de oferta de venta de valores en ninguna jurisdicción a ninguna persona a quien sea ilícito formular dicha oferta o solicitud en dicha jurisdicción. La Oferta se realiza únicamente en aquellas jurisdicciones en las que es lícito hacerlo.

La información contenida en la presente Oferta no ha sido revisada ni autorizada por la Comisión de Valores de los Estados Unidos (la "SEC") ni por la Comisión Nacional de Valores (la "CNV") ni por ninguna otra comisión de valores o autoridad regulatoria de ningún país, ni la SEC ni ninguna de dichas comisiones o autoridades se ha pronunciado sobre los méritos o la equidad de la Oferta ni sobre la exactitud o suficiencia de la presente Oferta ni de ninguno de los demás documentos entregados en conjunto con la misma. La Compañía no ha presentado ante la SEC ni ante la CNV una solicitud de autorización o registro de la presente Oferta.

Los Organizadores de la Oferta son:

BofA Securities	BTG Pactual	UBS Investment Bank
Latin Securities

La fecha del presente Documento de Oferta es el 15 de abril de 2026..

ÍNDICE

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CIERTOS ASPECTOS DE LA OFERTA	1
DÓNDE PUEDE ENCONTRAR MÁS INFORMACIÓN	7
CIERTAS RESTRICCIONES LEGALES	8
CRONOGRAMA RESUMIDO	9
RESUMEN	12
FACTORES DE RIESGO	19
LA OFERTA	21
TRATAMIENTO IMPOSITIVO	32
DECLARACIONES, GARANTÍAS Y COMPROMISOS DE LOS TENEDORES	43
ORGANIZADORES Y AGENTE DE INFORMACIÓN Y OFRECIMIENTO	46

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CIERTOS ASPECTOS DE LA OFERTA

Toda consulta relacionada con la Oferta de compra de Obligaciones Negociables Existentes podrá dirigirse a Morrow Sodali International LLC, que opera bajo el nombre Sodali & Co, quien actúa como Agente de Información y Ofrecimiento en relación con la Oferta de las Obligaciones Negociables Existentes (el "Agente de Información y Ofrecimiento" o "Sodali & Co"), a las direcciones de correo electrónico, domicilios o números de teléfono indicados en la contratapa del presente Documento de Oferta. Los Tenedores también podrán comunicarse con Banco BTG Pactual S.A. – Cayman Branch, BofA Securities, Inc., UBS Securities LLC y Latin Securities S.A. Agente de Valores (conjuntamente, los "Organizadores") a los números de teléfono indicados en la contratapa del presente Documento de Oferta para obtener información sobre la Oferta. La dirección de internet del Sitio Web de la Oferta (según se define en el presente) es: https://projects.sodali.com/edenor.

Ni la Compañía ni los Organizadores pagarán comisiones ni otra remuneración a ningún agente de bolsa, intermediario, vendedor u otra persona por solicitar la presentación de Obligaciones Negociables Existentes a la Oferta. Los Tenedores que presenten Obligaciones Negociables Existentes a la Oferta no estarán obligados a pagar los honorarios de los Organizadores ni del Agente de Información y Ofrecimiento; sin embargo, dichos Tenedores podrán estar obligados a pagar una comisión o cargo a su agente de bolsa o intermediario a través del cual se presenten sus Obligaciones Negociables Existentes.

La Oferta no está condicionada a una participación mínima por parte de los Tenedores de Obligaciones Negociables Existentes, pero está condicionada al cumplimiento o dispensa por parte de la Compañía de las condiciones descriptas en "La Oferta—Condiciones de la Oferta", incluyendo el cierre de la Oferta de Nuevas Obligaciones Negociables y sujeto a el Límite de la Oferta y al prorrateo. La Compañía tiene la intención de aplicar una porción de los fondos netos de la Oferta de Nuevas Obligaciones Negociables a la compra de las Obligaciones Negociables Existentes presentadas y aceptadas en la Oferta.

Las Nuevas Obligaciones Negociables serán ofrecidas únicamente a compradores institucionales calificados en los Estados Unidos al amparo de la Regla 144A de la Ley de Títulos Valores de los Estados Unidos de 1933, en su versión modificada (la "Ley de Títulos Valores de los Estados Unidos"), y a personas no estadounidenses fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos. Las asignaciones en la Oferta de Nuevas Obligaciones Negociables serán determinadas por la Compañía a su exclusivo criterio sobre la base de diversos factores, que podrán incluir una evaluación del interés a largo plazo de un inversor en la tenencia de títulos de deuda emitidos por la Compañía, el monto y el momento de la manifestación de interés de dicho inversor en adquirir Nuevas Obligaciones Negociables, y el monto de capital agregado de todas las presentaciones a la Oferta. Sin embargo, la Compañía no está obligada a considerar la participación en la Oferta al momento de adoptar una decisión de asignación respecto de las Nuevas Obligaciones Negociables con relación a ningún inversor en particular.

Al considerar cualquier asignación potencial de las Nuevas Obligaciones Negociables por parte de la Compañía en el contexto de la Oferta de Nuevas Obligaciones Negociables, la Compañía tiene la intención, aunque no la obligación, de otorgar cierta preferencia a los inversores que, con anterioridad a dicha asignación, hayan válidamente presentado, o hayan manifestado a la Compañía o a los Organizadores su firme intención de presentar, Obligaciones Negociables a la Oferta. Véase "Oferta de Nuevas Obligaciones Negociables."

Se espera que las Nuevas Obligaciones Negociables sean emitidas en virtud de la Oferta de Nuevas Obligaciones Negociables y en relación con el Suplemento de Nuevas Obligaciones Negociables. Toda decisión de inversión en relación con la compra de Nuevas Obligaciones Negociables deberá adoptarse exclusivamente sobre la base de la información contenida en el Suplemento de Nuevas Obligaciones Negociables, y no debe otorgarse confianza a ninguna declaración que no esté contenida en dicho Suplemento. La Oferta de Nuevas Obligaciones Negociables estará exenta de los requisitos de registro de la Ley de Títulos Valores de los Estados Unidos, y las Nuevas Obligaciones Negociables serán ofrecidas y vendidas a compradores institucionales calificados en virtud de exenciones de los requisitos de registro de la Ley de Títulos Valores de los Estados Unidos conforme a la Regla 144A y en cumplimiento de la Regulación S fuera de los Estados Unidos. La presente Oferta no constituye una oferta de venta ni una solicitud de oferta de compra de las Nuevas Obligaciones Negociables. A fin de solicitar la compra de las Nuevas Obligaciones Negociables pertinentes a la Compañía, los Tenedores deberán realizar una solicitud separada respecto de las Nuevas Obligaciones Negociables para la compra de dichas obligaciones.

La Compañía es responsable únicamente de la información proporcionada en el presente Documento de Oferta. Ni la Compañía ni los Organizadores han autorizado a ninguna otra persona a proporcionarle información diferente.

Ningún intermediario, vendedor u otra persona ha sido autorizado a brindar información ni a realizar declaraciones distintas de las contenidas en el presente Documento de Oferta y, en caso de que se brinde o realice, dicha información o declaraciones no deben tomarse como autorizadas por la Compañía, los Organizadores o el Agente de Información y Ofrecimiento, y ninguno de la Compañía, los Organizadores ni el Agente de Información y Ofrecimiento asume responsabilidad alguna por la información que terceros puedan proporcionarle.

La Compañía pone a disposición el presente Documento de Oferta únicamente para uso de los actuales Tenedores de Obligaciones Negociables Existentes en el contexto de la Oferta. La Compañía confirma que:

  la información contenida en el presente Documento de Oferta es verdadera y correcta en todos los aspectos materiales y no resulta, en su conjunto, engañosa a la fecha del presente Documento de Oferta;
  no ha omitido otros hechos materiales cuya omisión haga que el presente Documento de Oferta resulte, en su conjunto, engañoso a la fecha del presente Documento de Oferta;
  sostiene las opiniones e intenciones expresadas en el presente Documento de Oferta; y acepta la responsabilidad por la información que ha proporcionado en el presente Documento de Oferta.

Antes de decidir participar en la Oferta, deberá leer el presente Documento de Oferta en su totalidad.

La información contenida en el presente Documento de Oferta es vigente únicamente a su fecha. Ni la entrega del presente Documento de Oferta ni ninguna compra realizada en virtud del mismo crearán, en ninguna circunstancia, implicancia alguna de que la información contenida en el presente Documento de Oferta sea correcta en ningún momento posterior a la fecha del mismo ni a otras fechas especificadas en el mismo, ni de que no haya habido cambios en los asuntos de la Compañía desde dichas fechas.

La Compañía cancelará las Obligaciones Negociables Existentes que adquiera tras la consumación de la Oferta. En consecuencia, una vez completada la Oferta, el monto de capital agregado de las Obligaciones Negociables Existentes adquiridas en la Oferta que de otro modo podrían negociarse en el mercado se reducirá, lo que podría afectar adversamente la liquidez y el valor de mercado de las Obligaciones Negociables Existentes restantes que no sean adquiridas en la Oferta.

Ninguno de la Compañía, los Organizadores ni el Agente de Información y Ofrecimiento formula recomendación alguna en relación con la Oferta. Ninguno de la Compañía, los Organizadores ni el Agente de Información y Ofrecimiento ha expresado opinión alguna sobre si los términos de la Oferta son justos. Ninguno de la Compañía, los Organizadores ni el Agente de Información y Ofrecimiento recomienda que usted presente o no sus Obligaciones Negociables Existentes a la Oferta, y nadie ha sido autorizado por la Compañía, los Organizadores ni el Agente de Información y Ofrecimiento para formular dicha recomendación. Usted debe adoptar su propia decisión sobre si presentar o no Obligaciones Negociables Existentes a la Oferta y, en caso de hacerlo, el monto de capital de Obligaciones Negociables Existentes a presentar.

La Compañía podrá, a su exclusivo criterio, prorrogar, reabrir, modificar o renunciar a cualquier condición de la Oferta, o rescindir la Oferta, en cualquier momento. En el supuesto de que la Oferta sea retirada o no se complete por cualquier otro motivo, o de que sus condiciones no sean satisfechas o dispensadas por la Compañía, la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, y los Intereses Devengados no serán pagados ni resultarán pagaderos a los Tenedores que hayan válidamente presentado sus Obligaciones Negociables Existentes en relación con la Oferta, y las Obligaciones Negociables Existentes correspondientes serán devueltas al Tenedor que las hubiera presentado.

Usted debe cumplir con todas las leyes que le sean aplicables en cualquier lugar en que tenga en su poder el presente Documento de Oferta. Asimismo, debe obtener todos los consentimientos o aprobaciones que necesite para aceptar la presente Oferta y presentar su instrucción de ofrecimiento. Ninguno de la Compañía, los Organizadores ni el Agente de Información y Ofrecimiento es responsable por su cumplimiento de estos requisitos legales. Las disposiciones aplicables de la Financial Services and Markets Act 2000 deben ser cumplidas respecto de todo lo realizado en relación con la Oferta en, desde o que de otro modo involucre al Reino Unido.

La Compañía ha preparado el presente Documento de Oferta y es la única responsable de su contenido. Usted es responsable de realizar su propio análisis de la Compañía y su propia evaluación de los méritos y riesgos de participar en la Oferta. Al presentar sus Obligaciones Negociables Existentes a la Oferta, se considerará que usted ha reconocido que:

  ha revisado el presente Documento de Oferta;
  ha tenido la oportunidad de solicitar y revisar cualquier información adicional que pudiera necesitar; y ni los Organizadores ni el Agente de Información y Ofrecimiento son responsables por, ni formulan declaración alguna respecto de, la exactitud o integridad del presente Documento de Oferta.

La Compañía y los Organizadores no le están brindando asesoramiento legal, comercial, impositivo, contable ni de ningún otro tipo en el presente Documento de Oferta. Debe consultar con sus propios asesores según sea necesario para asistirlo en la adopción de su decisión de inversión y para asesorarlo sobre si está legalmente autorizado a aceptar la Oferta y presentar sus Obligaciones Negociables Existentes a la misma.

Tal como se utiliza en el presente Documento de Oferta, "Día Hábil" significa cualquier día que no sea sábado, domingo, día feriado legal o día en que las instituciones bancarias o compañías fiduciarias estén autorizadas u obligadas por ley a cerrar en la Ciudad de Nueva York. Las referencias en el presente a "U.S.$" corresponden a dólares estadounidenses. Las referencias en el presente a "Pesos" corresponden a la moneda de curso legal de la República Argentina ("Argentina").

Información importante para la presentación de Obligaciones Negociables Existentes a la Oferta

Los titulares beneficiarios deben tener en cuenta que su agente de bolsa, intermediario, banco comercial, compañía fiduciaria u otro representante puede establecer sus propios plazos anteriores para la participación en la Oferta. En consecuencia, los titulares beneficiarios que deseen participar en la Oferta deben comunicarse con su agente de bolsa, intermediario, banco comercial, compañía fiduciaria u otro representante a la brevedad posible a fin de determinar el plazo en el que dicho titular debe actuar para poder participar. Véase "La Oferta—Procedimientos de Presentación a la Oferta."

Los Tenedores que deseen presentar Obligaciones Negociables Existentes en virtud de la Oferta deberán transmitir un Mensaje del Agente (según se define en el presente) junto con la confirmación de la transferencia de dichas Obligaciones Negociables Existentes a la cuenta del Agente de Información y Ofrecimiento en DTC conforme a los procedimientos de transferencia de libro de registros establecidos en el presente. Los titulares beneficiarios cuyas Obligaciones Negociables Existentes estén registradas a nombre de un agente de bolsa, intermediario, banco comercial, compañía fiduciaria u otro representante deberán comunicarse con dicho agente de bolsa, intermediario, banco comercial, compañía fiduciaria u otro representante si desean presentar Obligaciones Negociables Existentes a la Oferta. La Compañía espera que DTC autorice a los participantes que mantienen Obligaciones Negociables Existentes en nombre de titulares beneficiarios a través de DTC a presentar sus Obligaciones Negociables Existentes a la Oferta como si fueran Tenedores. Para efectuar una presentación a la Oferta, los participantes de DTC podrán transmitir su aceptación a DTC a través del Programa Automatizado de Oferta de Compra de DTC ("ATOP"), para el cual la Oferta será elegible, y seguir los procedimientos de transferencia de libro de registros establecidos en "La Oferta—Procedimientos de Presentación a la Oferta."

Un titular beneficiario que mantenga Obligaciones Negociables Existentes a través de Euroclear, Clearstream o Caja de Valores y desee presentar sus Obligaciones Negociables Existentes a la Oferta deberá gestionar, a través del intermediario con el que mantenga sus Obligaciones Negociables Existentes, que los intermediarios necesarios (incluyendo Euroclear, Clearstream o Caja de Valores, según corresponda) entreguen las Obligaciones Negociables Existentes al Agente de Licitación en DTC a través de ATOP conforme se describe en el párrafo precedente.

La Compañía no ha previsto disposiciones de entrega garantizada en relación con la Oferta. Usted debe presentar sus Obligaciones Negociables Existentes a la Oferta de conformidad con los procedimientos establecidos en "La Oferta—Procedimientos de Presentación a la Oferta."

Jurisdicción; Ejecutoriedad de Sentencias

La Compañía está constituida bajo las leyes de Argentina. La sustancial totalidad de sus activos se encuentra fuera de los Estados Unidos. La mayoría de los directores y funcionarios de la Compañía y ciertos asesores mencionados en el presente residen en Argentina o en el exterior fuera de los Estados Unidos. En consecuencia, podría no ser posible para los inversores efectuar la notificación de proceso judicial dentro de los Estados Unidos a la Compañía o a dichas personas, ni ejecutar en tribunales de los Estados Unidos sentencias basadas en las disposiciones de responsabilidad civil de las leyes federales de valores de los Estados Unidos contra la Compañía o dichas personas.

El asesor legal argentino de la Compañía, DLA Piper Argentina, ha asesorado a la Compañía en el sentido de que, conforme al Artículo 243 del Código Civil y Comercial de la Nación argentino, una parte sustancial de los activos de la Compañía ubicados en Argentina no podría ser objeto de embargo ni ejecución si un tribunal determinara que dichos bienes son necesarios para la prestación de un servicio público esencial, salvo que el Gobierno argentino apruebe la liberación de dicho bien afectado como servicio público esencial. De conformidad con la legislación argentina, tal como ha sido interpretada por los tribunales argentinos, los bienes necesarios para la prestación de un servicio público esencial no pueden ser embargados, ya sea con carácter cautelar o en ejecución de sentencia.

El asesor legal argentino de la Compañía también ha asesorado a la Compañía en el sentido de que las sentencias de tribunales de los Estados Unidos por responsabilidades civiles basadas en las leyes federales de valores de los Estados Unidos pueden ser ejecutadas en Argentina, siempre que se cumplan los requisitos del Artículo 517 del Código Procesal Civil y Comercial de la Nación argentina (si se solicita la ejecución ante tribunales federales), a saber: (i) la sentencia, que debe ser firme en la jurisdicción donde fue dictada, fue emitida por un tribunal competente de conformidad con los principios argentinos en materia de jurisdicción internacional y resultó de una acción personal, o de una acción real respecto de bienes muebles si estos fueron transferidos al territorio argentino durante o después del inicio de la acción extranjera; (ii) el demandado contra quien se solicita la ejecución de la sentencia fue notificado personalmente y, conforme al debido proceso legal, tuvo la oportunidad de defenderse en la acción extranjera; (iii) la sentencia es válida en la jurisdicción donde fue dictada y cumple con los requisitos de autenticidad conforme a la legislación argentina; (iv) la sentencia no viola los principios de orden público de la legislación argentina; y (v) la sentencia no es contraria a una sentencia anterior o simultánea de un tribunal argentino.

Sujeto al cumplimiento del Artículo 517 del Código Procesal Civil y Comercial de la Nación descripto anteriormente, una sentencia contra la Compañía o las personas antes descriptas obtenida fuera de Argentina sería ejecutable en Argentina sin reconsideración de los méritos.

El asesor legal argentino de la Compañía ha asesorado asimismo a la Compañía en el sentido de que:

  pueden iniciarse acciones originales basadas en las leyes federales de valores de los Estados Unidos ante los tribunales argentinos y que, sujeto a la legislación aplicable, los tribunales argentinos pueden hacer cumplir responsabilidades en dichas acciones contra la Compañía, sus directores, sus funcionarios ejecutivos y los asesores mencionados en el presente Suplemento; y la capacidad de un acreedor con sentencia firme de satisfacer una sentencia mediante el embargo de ciertos activos de la Compañía está limitada por las disposiciones de la legislación argentina.

Declaraciones sobre Hechos Futuros

El presente Documento de Oferta puede contener declaraciones que la Compañía considera que constituyen declaraciones sobre hechos futuros en el sentido de la Private Securities Litigation Reform Act de 1995. Estas declaraciones sobre hechos futuros pueden incluir declaraciones relativas a la intención, convicción o expectativas actuales de la Compañía y su Dirección, incluyendo declaraciones respecto de tendencias que afectan la situación financiera, los ratios financieros, los resultados de las operaciones, el negocio y la estrategia de la Compañía, así como sus planes respecto de inversiones de capital, estrategia de negocios e inversiones, entre otros. Numerosos factores importantes podrían causar que los resultados reales de la Compañía difieran materialmente de los expresados o implícitos en sus declaraciones sobre hechos futuros, incluyendo, entre otros:

  los desarrollos económicos y geopolíticos en los mercados regionales o globales, incluyendo la continuación de la invasión rusa de Ucrania, el conflicto militar en curso entre Israel y Hamas y el reciente conflicto entre los Estados Unidos de América, Israel e Irán;
  incrementos en aranceles, restricciones comerciales y otras medidas proteccionistas, así como los consiguientes aumentos en los precios de la energía, el petróleo y otras materias primas, que pueden afectar adversamente las condiciones económicas globales, los niveles de inflación, las cadenas de suministro y los mercados financieros;
  las incertidumbres relacionadas con intervenciones gubernamentales actuales o futuras, proyectos de legislación o acciones legales;
  la alta depreciación del Peso;
  el impacto de las altas tasas de inflación en los costos de la Compañía;
  los cambios y la volatilidad en los mercados locales, regionales y globales;
  el rol del Gobierno Nacional argentino en la RT y el reconocimiento de los créditos regulatorios de la Compañía;
  las condiciones políticas, económicas, sociales, demográficas y de negocios generales en Argentina y, en particular, en el mercado geográfico en el que opera la Compañía;
  el impacto de una nueva segmentación tarifaria aplicable a los usuarios de la Compañía;
  el tratamiento de las actualizaciones tarifarias conforme al Proceso de Revisión Tarifaria, o el anterior proceso de Revisión Tarifaria Integral, y cualquier ajuste transitorio otorgado que aún esté pendiente de implementación;
  la evolución de las pérdidas de energía y el impacto de las multas y penalidades y la deuda incobrable;
  el impacto de la reforma regulatoria y los cambios en el entorno regulatorio en el que opera la Compañía;
  los cortes de electricidad;
  las altas temperaturas y el clima extremo registrados en los últimos años, que afectan la prestación de los servicios de transporte y distribución de energía;
  la posible interrupción o discontinuación de los servicios de la Compañía;
  la revocación o modificación de la concesión de la Compañía por parte de la autoridad concedente;
  la capacidad de la Compañía para implementar su plan de inversiones de capital, incluyendo su capacidad para obtener financiamiento cuando sea necesario y en condiciones razonables; y otros factores descriptos bajo el título "Factores de Riesgo" en los informes que la Compañía presenta periódicamente ante la SEC o en otros documentos que la Compañía difunde públicamente, incluyendo, en particular, su Prospecto anual en Formulario 20-F correspondiente al ejercicio finalizado el 31 de diciembre de 2025, presentado ante la SEC el 14 de abril de 2026 (el cual no se incorpora por referencia al presente).

Estas declaraciones incluyen las expectativas y supuestos actuales de la Compañía y no constituyen una garantía de desempeño futuro. No debe otorgarse confianza indebida a estas declaraciones sobre hechos futuros. Si bien la Compañía considera que estas expectativas y supuestos son razonables, están sujetos a riesgos materiales, incertidumbres, cambios y otros factores que pueden estar fuera del control de la Compañía o ser difíciles de prever. En consecuencia, la situación financiera futura, los precios, los ratios financieros, los resultados de las operaciones, el negocio, la estrategia, la concentración geográfica, los volúmenes de producción, las reservas, las inversiones de capital, el ahorro en costos, las inversiones y las políticas de dividendos de la Compañía podrían diferir materialmente de los expresados o implícitos en dichas declaraciones sobre hechos futuros. Dichos factores incluyen, entre otros, las fluctuaciones cambiarias, el precio de los productos de hidrocarburos, la capacidad de concretar reducciones de costos y eficiencias operativas sin perturbar indebidamente las operaciones del negocio, las operaciones comerciales de los clientes de la Compañía, el reemplazo de reservas de hidrocarburos, consideraciones ambientales, regulatorias y legales y las condiciones económicas y comerciales generales en Argentina, la solvencia de la Compañía y de Argentina, los riesgos de contraparte, así como cuestiones logísticas, operativas y laborales, entre otros.

En caso de que uno o más de estos factores o situaciones se materialicen, o de que los supuestos subyacentes resulten incorrectos, los resultados reales podrían diferir considerablemente de los descriptos como previstos, considerados, estimados, esperados, proyectados o pretendidos.

Toda declaración prospectiva se efectúa únicamente a la fecha del presente y la Compañía no asume obligación alguna de actualizar o revisar ninguna declaración prospectiva, ya sea como resultado de nueva información, eventos o desarrollos futuros. Periódicamente surgen factores adicionales que afectan el negocio de la Compañía y no es posible prever todos estos factores, ni evaluar el impacto de todos ellos en el negocio de la Compañía ni en qué medida cualquier factor, o combinación de factores, puede causar que los resultados reales difieran materialmente de los contenidos en alguna declaración prospectiva. Si bien la Compañía cree que los planes, intenciones y expectativas reflejados o sugeridos por dichas declaraciones sobre hechos futuros son razonables, no puede garantizarse que dichos planes, intenciones o expectativas se alcancen. Asimismo, las declaraciones relativas a tendencias o actividades pasadas no deben interpretarse como garantías de que dichas tendencias o actividades continuarán en el futuro. Todas las declaraciones sobre hechos futuros escritas, verbales y electrónicas atribuibles a la Compañía o a las personas que actúan en su nombre quedan expresamente calificadas en su totalidad por la presente advertencia.

Ley Aplicable

La presente Oferta y toda presentación a la misma se regirán e interpretarán de conformidad con las leyes del Estado de Nueva York, Estados Unidos de América.

Información General

Las oficinas ejecutivas principales de la Compañía se encuentran en Avenida del Libertador 6363, Ciudad de Buenos Aires, C1428ARG, Argentina, y el número de teléfono general en dicha ubicación es +54 11 4346 5000. El sitio web de la Compañía es www.edenor.com. La información ni ningún otro material de nuestro sitio web ni de ninguna otra fuente se incorporan por referencia en la presente Oferta.

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DÓNDE PUEDE ENCONTRAR MÁS INFORMACIÓN

La Compañía está sujeta a los requisitos de información de la Exchange Act. En consecuencia, está obligada a presentar informes y otra información ante la SEC, incluyendo informes anuales en Formulario 20-F e informes en Formulario 6-K. La SEC mantiene un sitio web en Internet que contiene informes y otra información sobre emisores, como la Compañía, que presentan documentos electrónicamente ante la SEC. La dirección de dicho sitio web es www.sec.gov. Esta URL está destinada únicamente como referencia textual inactiva. No está destinada a ser un hipervínculo activo al sitio web de la Compañía. La información en el sitio web de la Compañía, aun cuando pudiera ser accesible a través de un hipervínculo resultante de esta URL, no es ni se considerará incorporada al presente Documento de Oferta.

La Compañía también está obligada a presentar periódicamente cierta información en español ante la CNV, la BYMA (a través de la BCBA) y A3 Mercados, tales como informes trimestrales y anuales y avisos de hechos relevantes. Todos dichos informes y avisos se encuentran disponibles en el sitio web de la CNV (www.argentina.gob.ar/cnv), el sitio web de la BYMA (www.byma.com.ar) y el sitio web de A3 Mercados (www.a3mercados.com.ar). Los documentos presentados ante la CNV, la BYMA y A3 Mercados no forman parte del presente Documento de Oferta y no se incorporan por referencia al mismo. Las direcciones web mencionadas en esta sección o en cualquier otra parte del presente Documento de Oferta y la información contenida en ellas no forman parte del presente Documento de Oferta y no se incorporan por referencia al mismo.

Sin embargo, la Compañía no incorpora por referencia en la presente Oferta ningún informe, información ni material presentado ante la SEC o suministrado a la misma, ni ningún otro material de su sitio web ni de ninguna otra fuente.

Información de Mercado y Negociación

Las Obligaciones Negociables Existentes están listadas en BYMA, A3 Mercados y en la Bolsa de Valores de Luxemburgo y admitidas a negociación en el EuroMTF (el mercado alternativo de la Bolsa de Valores de Luxemburgo). Los precios y volúmenes de negociación de las Obligaciones Negociables Existentes pueden ser difíciles de monitorear. Las cotizaciones de valores que no se negocian ampliamente, tales como las Obligaciones Negociables Existentes, pueden diferir de los precios de negociación reales y deben considerarse como aproximaciones. Se recomienda a los Tenedores obtener información actualizada respecto de los precios de mercado de las Obligaciones Negociables Existentes.

CIERTAS RESTRICCIONES LEGALES

La distribución de materiales relacionados con la Oferta y las operaciones contempladas en el presente Documento de Oferta pueden estar restringidas por ley en ciertas jurisdicciones. La Oferta se realiza únicamente en aquellas jurisdicciones en las que es lícito hacerlo. La Oferta es nula en todas las jurisdicciones en las que está prohibida. Si los materiales relacionados con la Oferta llegaran a su poder, usted está obligado a informarse sobre todas estas restricciones y a respetarlas. Toda persona que acepte la Oferta se considerará que ha declarado, garantizado y acordado (en su propio nombre y en nombre de toda persona por cuya cuenta actúe) que no es una persona a quien sea ilícito formularle la Oferta en virtud del presente Documento de Oferta, que no ha distribuido ni reenviado el presente Documento de Oferta ni ningún otro documento o material relacionado con la Oferta a ninguna de dichas personas, y que ha cumplido con todas las leyes y regulaciones que le son aplicables a los efectos de participar en la Oferta. Ni la Compañía ni los Organizadores asumen responsabilidad alguna por cualquier violación por parte de cualquier persona de las restricciones aplicables en cualquier jurisdicción.

Los materiales relacionados con la Oferta no constituyen, ni pueden utilizarse en relación con, una oferta o solicitud en ningún lugar donde las ofertas o solicitudes no estén permitidas por ley. El presente Documento de Oferta no constituye una oferta de compra ni una solicitud de oferta de venta de valores en ninguna jurisdicción a ninguna persona a quien sea ilícito formular dicha oferta o solicitud en dicha jurisdicción. En cualquier jurisdicción en la que la Oferta deba ser realizada por un agente de bolsa o intermediario autorizado y en la que cualquier Organizador o cualquiera de sus respectivas entidades afiliadas cuente con dicha autorización, se considerará que la Oferta es realizada por dichos Organizadores o dichas entidades afiliadas en nombre de la Compañía.

CRONOGRAMA RESUMIDO

A continuación se resume el cronograma previsto para la Oferta, asumiendo, entre otras cosas, que la Hora de Vencimiento no es prorrogada. Este resumen queda calificado en su totalidad por, y debe leerse conjuntamente con, la información más detallada que figura en otras secciones del presente Documento de Oferta.

15 de abril de 2026	Inicio de la Oferta. Los Tenedores podrán presentar sus Obligaciones Negociables Existentes a la Oferta a través de DTC, Euroclear, Clearstream o Caja de Valores. La falta de entrega de las Obligaciones Negociables Existentes en tiempo oportuno podrá resultar en la cancelación de la presentación a la Oferta. Esta es la única forma en que los Tenedores podrán presentar Obligaciones Negociables Existentes en la Oferta. Véase "La Oferta—Procedimientos de Presentación a la Oferta."
A las 5:00 p.m. (hora de la Ciudad de Nueva York) del 28 de abril de 2026, salvo prórroga o rescisión anticipada (la "Fecha Límite de la Oferta Temprana")	Las Obligaciones Negociables Existentes deben ser presentadas a la Oferta en o antes de la Fecha Límite de la Oferta Temprana a fin de ser elegibles para recibir la Contraprestación por Participación Temprana. Las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana pero en o antes de la Hora de Vencimiento solo serán elegibles para recibir la Contraprestación por Participación.
A las 5:00 p.m. (hora de la Ciudad de Nueva York) del 28 de abril de 2026, salvo prórroga o rescisión anticipada (la "Fecha Límite de Retiro")	El plazo para que los Tenedores retiren sus Obligaciones Negociables Existentes válidamente presentadas a la Oferta, salvo que sea prorrogado o rescindido anticipadamente por la Compañía, a su exclusivo criterio. Las presentaciones válidamente retiradas por los Tenedores en o antes de la Fecha Límite de Retiro dejarán de ser elegibles para recibir la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, ni los Intereses Devengados en la Fecha de Liquidación Temprana o en la Fecha de Liquidación Final, según corresponda (salvo que el Tenedor vuelva a presentar válidamente dichas Obligaciones Negociables Existentes a la Oferta en o antes de la Hora de Vencimiento).
Un momento posterior a la Fecha Límite de la Oferta Temprana pero anterior a la Hora de Vencimiento (la "Fecha de Aceptación Temprana")	Si la Compañía así lo decide respecto de las Obligaciones Negociables Existentes que sean válidamente presentadas y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana, todas las Obligaciones Negociables Existentes válidamente presentadas y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana serán aceptadas para su compra en la Fecha de Liquidación Temprana o en la Fecha de Liquidación Final, sujeto a cualquier prorrateo requerido, siempre que las condiciones de la Oferta hayan sido satisfechas o dispensadas.

A las 5:00 p.m. (hora de la Ciudad de Nueva York) del 13 de mayo de 2026, salvo prórroga o rescisión anticipada (la "Hora de Vencimiento")	El plazo en el que un Tenedor debe haber válidamente presentado sus Obligaciones Negociables Existentes a la Oferta a fin de ser elegible para participar en la Oferta mediante la presentación de una instrucción de ofrecimiento que sea recibida por el Agente de Información y Ofrecimiento conforme a los procedimientos aquí establecidos. En caso de que la Oferta sea prorrogada o rescindida anticipadamente, el término "Hora de Vencimiento" significará la hora y fecha en que la Oferta, tal como sea prorrogada o rescindida anticipadamente, expire.
El 14 de mayo de 2026, sujeto a modificación sin previo aviso	La Compañía espera anunciar los resultados finales de la Oferta, incluyendo el monto de capital agregado de las presentaciones de Obligaciones Negociables Existentes que hayan sido aceptadas.
Un momento prontamente posterior a la aceptación por parte de la Compañía para su compra de las Obligaciones Negociables Existentes válidamente presentadas a la Oferta en o antes de la Fecha Límite de la Oferta Temprana (la "Fecha de Liquidación Temprana")

Sujeto a (i) el cumplimiento de la Condición de la Oferta de Nuevas Obligaciones Negociables y (ii) el cumplimiento (o dispensa) de las demás condiciones establecidas en el presente, si la Compañía decide ejercer el Derecho de Liquidación Temprana respecto de las Obligaciones Negociables Existentes que sean válidamente presentadas y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana, la Compañía pagará la Contraprestación por Participación Temprana, más los Intereses Devengados, respecto de las Obligaciones Negociables Existentes que sean aceptadas para su compra por la Compañía.

La Compañía espera que la Fecha de Liquidación Temprana sea el 30 de abril de 2026, asumiendo que la Compañía ejerce el Derecho de Liquidación Temprana. Si la Compañía no decide ejercer el Derecho de Liquidación Temprana, el pago de la Contraprestación por Participación Temprana más los Intereses Devengados respecto de dichas Obligaciones Negociables Existentes se realizará en la Fecha de Liquidación Final.

El 15 de mayo de 2026, sujeto a modificación sin previo aviso (la "Fecha de Liquidación Final")

Sujeto al cierre de la Oferta de Nuevas Obligaciones Negociables y al cumplimiento (o dispensa) de las demás condiciones establecidas en el presente, la Compañía pagará la Contraprestación por Participación respecto de las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana pero en o antes de la Hora de Vencimiento, más los Intereses Devengados a los Tenedores de Obligaciones Negociables Existentes válidamente presentadas y aceptadas para su compra.

Si la Compañía no ejerce el Derecho de Liquidación Temprana, el pago de la Contraprestación por Participación Temprana más los Intereses Devengados respecto de las Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana y aceptadas también se realizará en la Fecha de Liquidación Final.

La liquidación respecto de las Obligaciones Negociables Existentes se efectuará a través de DTC, Euroclear, Clearstream o Caja de Valores. La Compañía cancelará dichas Obligaciones Negociables Existentes a la brevedad posible a partir de ese momento.

Cada una de la Fecha de Liquidación Temprana y la Fecha de Liquidación Final se denomina en el presente una "Fecha de Liquidación."

Las fechas y horas indicadas anteriormente están sujetas al derecho de la Compañía de prorrogar, reabrir, modificar o rescindir la Oferta, a su exclusivo criterio (sujeto únicamente a la ley aplicable). Se recomienda a los Tenedores consultar con cualquier banco, agente de bolsa u otro intermediario a través del cual mantengan Obligaciones Negociables Existentes si dicho intermediario requeriría recibir instrucciones para participar en la Oferta con anterioridad al plazo indicado precedentemente.

En el supuesto de que la Oferta sea retirada o no se complete por cualquier otro motivo, o de que sus condiciones no sean satisfechas o dispensadas por la Compañía, la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, ni los Intereses Devengados serán pagados ni resultarán pagaderos a los Tenedores que hayan válidamente presentado sus Obligaciones Negociables Existentes en relación con la Oferta, y las Obligaciones Negociables Existentes correspondientes serán devueltas al Tenedor que las hubiera presentado.

La Compañía realizará (o hará que se realicen) todos los anuncios relacionados con la Oferta mediante comunicado de prensa emitido a los medios de comunicación de conformidad con la ley aplicable y mediante un anuncio en un servicio de noticias internacional y en el sitio web de la Oferta administrado por el Agente de Información y Ofrecimiento (https://projects.sodali.com/edenor) (el "Sitio Web de la Oferta"). Véase "La Oferta—Comunicaciones."

RESUMEN

El presente resumen destaca información contenida en otras secciones del presente Documento de Oferta. No es completo y puede no contener toda la información que usted debería considerar antes de presentar Obligaciones Negociables Existentes a la Oferta. Debe leer el Documento de Oferta en su totalidad. Los términos en mayúscula no definidos de otro modo en este resumen tienen los significados que se les asignan en otras secciones del presente Documento de Oferta.

Emisora	Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.), sociedad anónima constituida bajo la legislación argentina.
La Oferta

La Compañía ofrece adquirir en efectivo hasta U.S.$ 150.000.000 de monto de capital agregado de las Obligaciones Negociables Existentes conforme a los términos y sujeto a las condiciones establecidas en el presente Documento de Oferta. La Compañía se reserva el derecho, a su exclusivo criterio y sujeto a la ley aplicable, de aumentar o reducir el Límite de la Oferta, o de rescindir la Oferta por cualquier motivo.

La Oferta se realiza sujeta a los términos y condiciones establecidos en el presente Documento de Oferta, incluyendo el cierre de la Oferta de Nuevas Obligaciones Negociables por un monto de capital agregado, con precio y en términos y condiciones aceptables para la Compañía. La Oferta no está condicionada a una participación mínima de las Obligaciones Negociables Existentes. Para una discusión más detallada, véase "La Oferta."

Fecha Límite de la Oferta Temprana	La Fecha Límite de la Oferta Temprana será las 5:00 p.m., hora de la Ciudad de Nueva York, del 28 de abril de 2026, salvo prórroga. Los Tenedores deben presentar sus Obligaciones Negociables Existentes a la Oferta en o antes de la Fecha Límite de la Oferta Temprana a fin de ser elegibles para recibir la Contraprestación por Participación Temprana.
Fecha de Aceptación Temprana	La Compañía espera que la Fecha de Aceptación Temprana ocurra prontamente con posterioridad a la Fecha Límite de la Oferta Temprana, siempre que las condiciones de la Oferta hayan sido satisfechas o dispensadas. Si la Compañía así lo decide respecto de las Obligaciones Negociables Existentes que sean válidamente presentadas y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana, todas las Obligaciones Negociables Existentes válidamente presentadas y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana serán aceptadas para su compra en la Fecha de Liquidación, sujeto a cualquier prorrateo requerido.
Fecha Límite de Retiro	La Fecha Límite de Retiro será las 5:00 p.m., hora de la Ciudad de Nueva York, del 28 de abril de 2026, salvo prórroga.

Prorrateo

Si la compra de la totalidad de las Obligaciones Negociables Existentes válidamente presentadas a la Oferta ocasionara que la Compañía adquiera un monto de capital superior al Límite de la Oferta, la Oferta quedará sobreSuscripta y, en caso de que la Compañía acepte Obligaciones Negociables Existentes en la Oferta, las aceptará para su compra de forma prorrateada, con el monto de capital agregado prorrateado de las Obligaciones Negociables Existentes válidamente presentadas por cada Tenedor que sean aceptadas para su compra redondeado a la baja hasta el U.S.$ 1,00 más cercano. Dependiendo del monto presentado y del factor de prorrateo aplicado, si el monto de capital de Obligaciones Negociables Existentes devueltas como resultado del prorrateo resulta inferior a la denominación mínima de las Obligaciones Negociables Existentes aceptadas o devueltas, la Compañía aceptará o rechazará la totalidad de las Obligaciones Negociables Existentes válidamente presentadas por dicho Tenedor. Sin embargo, las Obligaciones Negociables Existentes válidamente presentadas a la Oferta en o antes de la Fecha Límite de la Oferta Temprana tendrán prioridad de aceptación para su compra respecto de las Obligaciones Negociables Existentes presentadas con posterioridad a la Fecha Límite de la Oferta Temprana.

Estos procedimientos de prorrateo están sujetos al derecho de la Compañía, a su exclusivo criterio, de no aceptar ninguna o determinadas presentaciones a la Oferta por cualquier motivo. La Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, no será exigible respecto de ninguna Obligación Negociable Existente devuelta por prorrateo.

Siempre que los términos y condiciones aquí descriptos (incluyendo la consumación de la Oferta de Nuevas Obligaciones Negociables) sean satisfechos, la Compañía tiene la intención de aceptar para su pago la totalidad de las Obligaciones Negociables Existentes válidamente presentadas y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana, y solo prorrateará dichas Obligaciones Negociables Existentes si el monto agregado de Obligaciones Negociables Existentes válidamente presentadas y no retiradas excede el Límite de la Oferta. Si la Oferta no estuviera totalmente cubierta al momento de la Fecha Límite de la Oferta Temprana, las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana y en o antes de la Hora de Vencimiento podrían estar sujetas a prorrateo, mientras que las Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana no estarían sujetas a prorrateo. Asimismo, si la Oferta estuviera totalmente cubierta al momento de la Fecha Límite de la Oferta Temprana, las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana podrían no ser aceptadas para su pago, salvo que la Compañía decida aumentar el Límite de la Oferta, sujeto a la ley aplicable, a su exclusivo criterio.

En cualquier escenario, las Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana y no válidamente retiradas tendrán prioridad de pago respecto de las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana y en o antes de la Hora de Vencimiento.

Deberá presentarse una instrucción de ofrecimiento separada en nombre de cada titular beneficiario debido al posible prorrateo.

Propósito de la Oferta	El propósito de la Oferta es adquirir Obligaciones Negociables Existentes como parte de un plan para extender el perfil de vencimientos de la deuda existente de la Compañía.
Fuente de Fondos

La Compañía espera financiar la compra de las Obligaciones Negociables Existentes utilizando una porción de los fondos netos provenientes de la venta de las Nuevas Obligaciones Negociables en la Oferta de Nuevas Obligaciones Negociables. La Oferta está sujeta a una serie de condiciones, incluyendo que la Compañía concurrentemente (o con anterioridad) consuma la Oferta de Nuevas Obligaciones Negociables, por un monto de capital agregado, con precio y en términos y condiciones aceptables para la Compañía a su exclusivo criterio.

La Oferta de Nuevas Obligaciones Negociables se realizará por medio del Suplemento de Nuevas Obligaciones Negociables y un prospecto argentino y un suplemento de precio argentino en idioma español preparados de conformidad con la legislación argentina, que contienen sustancialmente la misma información que el Suplemento de Nuevas Obligaciones Negociables, con excepción de lo relativo a la descripción de las leyes de valores y fiscales de los Estados Unidos que resultan relevantes para las Nuevas Obligaciones Negociables, pero en un formato diferente. El presente Documento de Oferta no constituye una oferta de venta ni la solicitud de una orden de compra de las Nuevas Obligaciones Negociables. No podrá participar en la Oferta de Nuevas Obligaciones Negociables a menos que haya recibido y revisado el Suplemento de Nuevas Obligaciones Negociables, y no en base a, ni apoyándose en, el presente Documento de Oferta. Las Nuevas Obligaciones Negociables serán ofrecidas únicamente a compradores institucionales calificados en los Estados Unidos al amparo de la Regla 144A y fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos, y no serán registradas bajo la Ley de Títulos Valores de los Estados Unidos ni bajo las leyes de valores de ninguna otra jurisdicción.

Contraprestación por Participación Temprana	La Contraprestación por Participación Temprana por cada U.S.$ 1.000 de capital de Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana y no válidamente retiradas en o antes de la Fecha Límite de Retiro y aceptadas para su compra será de U.S.$ 1.020.
Contraprestación por Participación	Los Tenedores que válidamente presenten sus Obligaciones Negociables Existentes a la Oferta con posterioridad a la Fecha Límite de la Oferta Temprana y en o antes de la Hora de Vencimiento solo serán elegibles para recibir la Contraprestación por Participación de U.S.$ 990 por cada U.S.$ 1.000 de capital de Obligaciones Negociables Existentes.

Intereses Devengados	Además de la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, los Tenedores cuyas Obligaciones Negociables Existentes sean aceptadas para su compra por la Compañía en la Oferta recibirán en efectivo los intereses devengados e impagos respecto de sus Obligaciones Negociables Existentes presentadas a la Oferta desde, e incluyendo, la última fecha de pago de intereses aplicable de dichas Obligaciones Negociables Existentes hasta, pero excluyendo, la Fecha de Liquidación Temprana o la Fecha de Liquidación Final, según corresponda ("Intereses Devengados"). No se pagarán intereses por demoras de DTC ni de ninguna otra parte en la transmisión de fondos a los Tenedores. Los Intereses Devengados sobre las Obligaciones Negociables Existentes presentadas y aceptadas en la Oferta dejarán de devengarse en la Fecha de Liquidación Temprana, o en la Fecha de Liquidación Final, según corresponda.
Hora de Vencimiento	La Oferta vencerá a las 5:00 p.m., hora de la Ciudad de Nueva York, del 13 de mayo de 2026, salvo que la Oferta sea prorrogada o rescindida anticipadamente.
Presentación a la Oferta	Las Obligaciones Negociables Existentes deben ser presentadas a la Oferta a través de DTC, Euroclear, Clearstream o Caja de Valores. Las presentaciones deben realizarse en la Denominación Mínima aplicable. La falta de entrega de las Obligaciones Negociables Existentes en tiempo oportuno podrá resultar en la cancelación de la presentación a la Oferta. Si usted es un titular beneficiario cuyas Obligaciones Negociables Existentes son mantenidas por un agente de bolsa, intermediario, banco comercial, compañía fiduciaria u otro representante (cada uno, un "Representante") y desea presentar sus Obligaciones Negociables Existentes a la Oferta, debe comunicarse con su Representante e instruirlo, como Tenedor de las Obligaciones Negociables Existentes, para que las presente a la Oferta en su nombre. En consecuencia, se recomienda a los titulares beneficiarios que deseen participar en la Oferta comunicarse con su Representante a la brevedad posible a fin de determinar los plazos en los que dicho Representante requeriría recibir instrucciones de su parte para participar en la Oferta de conformidad con los términos y condiciones de la Oferta descriptos en el presente Documento de Oferta, a efectos de cumplir con los plazos establecidos en el mismo. Los plazos establecidos por DTC, Euroclear, Clearstream, Caja de Valores o cualquier intermediario de este tipo para la presentación de Obligaciones Negociables Existentes a la Oferta pueden ser anteriores a los plazos pertinentes especificados en el presente Documento de Oferta. Véase "La Oferta—Procedimientos de Presentación a la Oferta."
Irrevocabilidad; Derechos de Retiro	Las presentaciones a la Oferta serán irrevocables a partir de la Fecha Límite de Retiro.

Aceptación de Presentaciones a la Oferta

La Compañía aceptará para su compra las presentaciones válidas de Obligaciones Negociables Existentes en los montos de capital que la Compañía determine (sujeto a los términos y condiciones de la Oferta, incluyendo el posible prorrateo de las Obligaciones Negociables Existentes). Las presentaciones que sean aceptadas serán liquidadas por la Compañía en la Fecha de Liquidación correspondiente, sujeto a los términos y condiciones de la Oferta.

La Compañía se reserva el derecho, a su exclusivo criterio, de no aceptar ninguna o determinadas presentaciones a la Oferta por cualquier motivo.

Denominación Mínima	Las Obligaciones Negociables Existentes solo podrán ser presentadas a la Oferta en un monto de capital igual a U.S.$ 100,00 de capital original y múltiplos enteros de U.S.$ 1,00 de capital original por encima de dicho monto (la "Denominación Mínima"). No se aceptarán presentaciones alternativas, condicionales ni contingentes.
Fecha de Liquidación Temprana	Sujeto al cierre de la Oferta de Nuevas Obligaciones Negociables y al cumplimiento (o dispensa) de las demás condiciones establecidas en el presente, si la Compañía decide ejercer el Derecho de Liquidación Temprana respecto de las Obligaciones Negociables Existentes que sean válidamente presentadas y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana, la Contraprestación por Participación Temprana, más los Intereses Devengados, será pagadera respecto de las Obligaciones Negociables Existentes que sean aceptadas para su compra por la Compañía. Si la Compañía no decide ejercer el Derecho de Liquidación Temprana, el pago de la Contraprestación por Participación Temprana más los Intereses Devengados respecto de dichas Obligaciones Negociables Existentes se realizará en la Fecha de Liquidación Final.
Fecha de Liquidación Final

Sujeto al cierre de la Oferta de Nuevas Obligaciones Negociables y al cumplimiento (o dispensa) de las demás condiciones establecidas en el presente, la Compañía pagará la Contraprestación por Participación respecto de las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana pero en o antes de la Hora de Vencimiento, más los Intereses Devengados a los Tenedores de Obligaciones Negociables Existentes válidamente presentadas y aceptadas para su compra.

Si la Compañía no ejerce el Derecho de Liquidación Temprana, el pago de la Contraprestación por Participación Temprana más los Intereses Devengados respecto de las Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana también se realizará en la Fecha de Liquidación Final.

Liquidez	Con posterioridad a la liquidación final de la Oferta, las Obligaciones Negociables Existentes tendrán una liquidez reducida una vez completada la Oferta, lo que podría afectar adversamente el precio de negociación de las Obligaciones Negociables Existentes.

Condiciones de la Oferta

La Compañía se reserva el derecho, a su exclusivo criterio, de no aceptar ninguna presentación a la Oferta, por cualquier motivo. Además, la Oferta está condicionada al cumplimiento de la Condición de la Oferta de Nuevas Obligaciones Negociables. Asimismo, sin perjuicio de cualquier otra disposición de la Oferta, la Oferta está condicionada a que no haya sido amenazada, iniciada ni se encuentre pendiente ninguna acción o procedimiento ante ningún tribunal u organismo gubernamental, regulatorio o administrativo que (1) declare o pretenda declarar ilegal la compra de Obligaciones Negociables Existentes en virtud de la Oferta; (2) pudiera resultar en una demora o restricción de la capacidad de la Compañía para comprar las Obligaciones Negociables Existentes o emitir las Nuevas Obligaciones Negociables; o (3) imponga o pretenda imponer limitaciones a la capacidad de la Compañía para emitir y/o fijar el precio de las Nuevas Obligaciones Negociables por un monto de capital agregado, con precio y en términos y condiciones aceptables para la Compañía. Cada una de las condiciones precedentes es en exclusivo beneficio de la Compañía y solo puede ser satisfecha o dispensada por la Compañía, total o parcialmente, en cualquier momento y periódicamente, a su exclusivo criterio. Toda determinación de la Compañía respecto de las condiciones establecidas anteriormente (incluyendo si alguna de dichas condiciones ha sido satisfecha o dispensada, excepto en el caso de la rescisión del acuerdo de organización (dealer manager agreement) relativo a la Oferta) será definitiva y vinculante para todas las partes. La liquidación de la Oferta ocurrirá simultáneamente con, o con posterioridad a, la liquidación de la Oferta de Nuevas Obligaciones Negociables; con la condición de que, en caso de que la Compañía ejerza el Derecho de Liquidación Temprana, la liquidación de la Oferta de Nuevas Obligaciones Negociables deberá ocurrir simultáneamente con, o con anterioridad a, la Fecha de Liquidación Temprana.

Al considerar cualquier asignación potencial de las Nuevas Obligaciones Negociables por parte de la Compañía en el contexto de la Oferta de Nuevas Obligaciones Negociables, la Compañía tiene la intención, aunque no la obligación, de otorgar cierta preferencia a los inversores que, con anterioridad a dicha asignación, hayan válidamente presentado, o hayan manifestado a la Compañía o a los Organizadores su firme intención de presentar, Obligaciones Negociables a la Oferta. Véase "La Oferta—Oferta de Nuevas Obligaciones Negociables."

Ciertas Declaraciones, Garantías y Compromisos Implícitos	Si usted presenta Obligaciones Negociables Existentes a la Oferta, se considerará que ha realizado ciertos reconocimientos, declaraciones, garantías y compromisos ante la Compañía, los Organizadores y el Agente de Información y Ofrecimiento. Véase "Declaraciones, Garantías y Compromisos de los Tenedores."
Régimen Impositivo	Véase "Régimen Impositivo" para información importante sobre las posibles consecuencias fiscales para los Tenedores que presenten Obligaciones Negociables Existentes a la Oferta. Se recomienda asimismo consultar con sus propios asesores profesionales respecto de las posibles consecuencias fiscales conforme a las leyes de las jurisdicciones que le sean aplicables o a la presentación de sus Obligaciones Negociables Existentes a la Oferta.
Jurisdicciones	La Oferta se realiza únicamente en aquellas jurisdicciones en las que es lícito hacerlo.
Factores de Riesgo	La Oferta involucra riesgos materiales. Véase "Factores de Riesgo."

Anuncios	La Compañía realizará (o hará que se realicen) todos los anuncios relacionados con la Oferta mediante comunicado de prensa emitido a los medios de comunicación de conformidad con la ley aplicable y mediante un anuncio en un servicio de noticias internacional y en el Sitio Web de la Oferta. Véase "La Oferta—Comunicaciones."
Sitio Web de la Oferta	El sitio web https://projects.sodali.com/edenor es operado por el Agente de Información y Ofrecimiento a los efectos de la Oferta.

FACTORES DE RIESGO

Al decidir si participar en la Oferta, cada Tenedor debe considerar detenidamente, además de la demás información contenida en el presente Documento de Oferta, lo siguiente:

Mercado de Negociación Limitado; Mayor Volatilidad. En la medida en que la Compañía adquiera Obligaciones Negociables Existentes en virtud de la Oferta, los mercados de negociación de las Obligaciones Negociables Existentes que permanezcan en circulación serán más limitados. Un título de deuda con un monto de capital en circulación disponible para negociación menor (un "float" menor) puede cotizar a un precio inferior al de un título de deuda comparable con un float mayor. Por lo tanto, el precio de mercado de las Obligaciones Negociables Existentes no adquiridas puede verse afectado adversamente en la medida en que el monto de Obligaciones Negociables Existentes adquiridas por la Compañía reduzca el float de las Obligaciones Negociables Existentes. El float reducido también puede hacer que el precio de negociación de las Obligaciones Negociables Existentes sea más volátil. El alcance del mercado público para las Obligaciones Negociables Existentes con posterioridad a la consumación de la Oferta dependerá del número de Tenedores que permanezcan en ese momento, del interés de las firmas de valores y otros factores en mantener mercados para las Obligaciones Negociables Existentes. No puede garantizarse que exista ningún mercado de negociación para las Obligaciones Negociables Existentes con posterioridad a la consumación de la Oferta.

Otras Adquisiciones o Rescates de Obligaciones Negociables Existentes. Independientemente de si la Oferta se consuma o no, la Compañía podrá adquirir, periódicamente con posterioridad a la finalización o cancelación de la Oferta, Obligaciones Negociables Existentes por medios distintos a la Oferta, incluyendo a través de compras en el mercado abierto, operaciones negociadas en forma privada, ofertas de compra, ofertas de canje u otros medios (y podrá rescatar o defeaesar las Obligaciones Negociables Existentes de conformidad con los términos y condiciones de las mismas), en los términos y a los precios que determine, los cuales pueden ser superiores o inferiores a los precios a pagar en virtud de la Oferta y podrían ser en efectivo u otra contraprestación. El efecto de cualquiera de estas acciones puede afectar directa o indirectamente el precio de las Obligaciones Negociables Existentes que permanezcan en circulación con posterioridad a la consumación de la Oferta.

Ejecutoriedad de Responsabilidades Civiles. La Compañía está constituida en Argentina. En consecuencia, puede ser difícil para usted o para un fiduciario obtener o ejecutar sentencias de tribunales de los Estados Unidos o de otros países contra la Compañía. Véase "Ciertos Aspectos de la Oferta—Jurisdicción; Ejecutoriedad de Sentencias."

Los Tenedores son Responsables del Cumplimiento de los Procedimientos de la Oferta. A fin de ser elegibles para recibir la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, más los Intereses Devengados respecto de sus Obligaciones Negociables Existentes, deberán entregar debidamente dichas Obligaciones Negociables Existentes a través del sistema de compensación aplicable (DTC, Euroclear, Clearstream o Caja de Valores) de conformidad con los procedimientos y en el plazo establecido por dichos sistemas de compensación. Si mantiene Obligaciones Negociables Existentes a través de un agente de bolsa, es su responsabilidad asegurarse de que su agente de bolsa tenga conocimiento de que el Agente de Información y Ofrecimiento debe recibir sus Obligaciones Negociables Existentes en DTC a través de ATOP con anterioridad a la Hora de Vencimiento. La falta de entrega de las Obligaciones Negociables Existentes en tiempo oportuno podrá resultar en la cancelación de su presentación a la Oferta. Véase "La Oferta—Procedimientos de Presentación a la Oferta."

Las Obligaciones Negociables Existentes Presentadas a la Oferta Pueden Estar Sujetas a Prorrateo y Reglas de Prioridad de Pago. Si la compra de la totalidad de las Obligaciones Negociables Existentes válidamente presentadas a la Oferta ocasionara que la Compañía adquiera un monto de capital superior al Límite de la Oferta, la Oferta quedará sobresuscripta y, en caso de que la Compañía acepte Obligaciones Negociables Existentes en la Oferta, las aceptará para su compra de forma prorrateada, con el monto de capital agregado prorrateado de las Obligaciones Negociables Existentes válidamente presentadas por cada Tenedor que sean aceptadas para su compra redondeado a la baja hasta el U.S.$ 1,00 más cercano. Dependiendo del monto presentado y del factor de prorrateo aplicado, si el monto de capital de las Obligaciones Negociables Existentes aceptadas o devueltas como resultado del prorrateo resulta inferior a la denominación mínima de las Obligaciones Negociables Existentes devueltas, la Compañía aceptará o rechazará la totalidad de las Obligaciones Negociables Existentes válidamente presentadas por dicho Tenedor. Sin embargo, las Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana tendrán prioridad de aceptación para su compra respecto de las Obligaciones Negociables Existentes presentadas con posterioridad a la Fecha Límite de la Oferta Temprana.

La Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, no será exigible respecto de ninguna Obligación Negociable Existente devuelta por prorrateo. Las Obligaciones Negociables Existentes deben ser presentadas a la Oferta en nombre de cada titular beneficiario debido al posible prorrateo. Siempre que los términos y condiciones aquí descriptos (incluyendo la Condición de la Oferta de Nuevas Obligaciones Negociables) sean satisfechos, la Compañía tiene la intención de aceptar para su pago la totalidad de las Obligaciones Negociables Existentes válidamente presentadas y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana, y solo prorrateará dichas Obligaciones Negociables Existentes si el monto agregado de Obligaciones Negociables Existentes válidamente presentadas y no válidamente retiradas excede el Límite de la Oferta. Si la Oferta no estuviera totalmente cubierta al momento de la Fecha Límite de la Oferta Temprana, las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana y en o antes de la Hora de Vencimiento podrían estar sujetas a prorrateo, mientras que las Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana no estarían sujetas a prorrateo. Asimismo, si la Oferta estuviera totalmente cubierta al momento de la Fecha Límite de la Oferta Temprana, las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana podrían no ser aceptadas para su pago, salvo que la Compañía decida aumentar el Límite de la Oferta, sujeto a la ley aplicable, a su exclusivo criterio.

En cualquier escenario, las Obligaciones Negociables Existentes válidamente presentadas y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana tendrán prioridad de pago respecto de las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana y en o antes de la Hora de Vencimiento. Como resultado de lo anterior, algunas o todas sus Obligaciones Negociables Existentes presentadas a la Oferta podrían serle devueltas y usted no recibirá pago en la Oferta respecto de dichas Obligaciones Negociables Existentes.

La Oferta Puede ser Modificada, Rescindida o Demorada. La Oferta está sujeta al cumplimiento de ciertas condiciones establecidas en el presente Documento de Oferta, incluyendo el cierre de la Oferta de Nuevas Obligaciones Negociables, por un monto, con precio, vencimiento y en términos y condiciones aceptables para la Compañía. No puede garantizarse que dichas condiciones se cumplan respecto de la Oferta. Véase "La Oferta—Condiciones de la Oferta." Sujeto a la ley aplicable y a las limitaciones descriptas en otras secciones del presente Documento de Oferta, la Compañía podrá, a su exclusivo criterio, prorrogar, modificar, renunciar a cualquier condición de la Oferta o, ante el incumplimiento de cualquier condición aquí descripta o la falta de dispensa de la misma, rescindir la Oferta en cualquier momento en o antes de la Hora de Vencimiento. La Compañía también se reserva el derecho, a su exclusivo criterio y sujeto a la ley aplicable, de rescindir la Oferta en cualquier momento en o antes de la Hora de Vencimiento. En consecuencia, la Oferta puede no completarse o, de completarse, puede no hacerse conforme al cronograma descripto en el presente Documento de Oferta, y los Tenedores que participen en la Oferta pueden tener que aguardar más tiempo del esperado para recibir su contraprestación, durante el cual dichos Tenedores no podrán efectuar transferencias de sus Obligaciones Negociables Existentes presentadas a la Oferta.

Existen limitaciones a su capacidad de retirar las Obligaciones Negociables Existentes presentadas a la Oferta. Las Obligaciones Negociables Existentes presentadas a la Oferta podrán ser retiradas en cualquier momento en o antes de la Fecha Límite de Retiro, pero no con posterioridad a la misma.

Riesgo de Reinversión. Las asignaciones en la Oferta de Nuevas Obligaciones Negociables serán determinadas por la Compañía a su exclusivo criterio sobre la base de diversos factores, que podrán incluir una evaluación del interés a largo plazo de un inversor en la tenencia de títulos de deuda emitidos por la Compañía, el monto y el momento de la manifestación de interés de dicho inversor en adquirir Nuevas Obligaciones Negociables, y el monto de capital agregado de todas las presentaciones a la Oferta. La Compañía no está obligada a considerar la participación en la Oferta al momento de adoptar una decisión de asignación respecto de las Nuevas Obligaciones Negociables con relación a ningún inversor en particular. Si usted presenta Obligaciones Negociables Existentes a la Oferta y manifiesta su interés esperando recibir Nuevas Obligaciones Negociables y, por cualquier motivo, no recibe una asignación de Nuevas Obligaciones Negociables en los montos que suscribió, ni asignación alguna, sus presentaciones a la Oferta pueden igualmente ser aceptadas por la Compañía. En tal caso, es posible que usted no pueda reinvertir dicho efectivo a una rentabilidad comparable por un nivel de riesgo similar.

LA OFERTA

Introducción

La Compañía ofrece adquirir en efectivo las Obligaciones Negociables Existentes hasta el Límite de la Oferta, conforme a los términos y sujeto a las condiciones establecidas en el presente Documento de Oferta. El propósito de la Oferta es adquirir Obligaciones Negociables Existentes en circulación como parte de un plan para extender el perfil de vencimientos de la deuda existente de la Compañía.

Dichas adquisiciones se realizarán a cambio de la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, más los Intereses Devengados, sujeto al Límite de la Oferta y a los procedimientos de prorrateo aquí descriptos. En ningún caso se pagarán intereses por demoras en la transmisión de fondos a los Tenedores por parte del Agente de Información y Ofrecimiento, DTC o cualquier intermediario.

La Oferta se realiza sujeta a los términos y condiciones establecidos en el presente Documento de Oferta, incluyendo el cierre de la Oferta de Nuevas Obligaciones Negociables por un monto de capital agregado, con precio y en términos y condiciones aceptables para la Compañía. Véase "—Condiciones de la Oferta." La Oferta no está condicionada a una participación mínima de las Obligaciones Negociables Existentes.

La Oferta se inició el 15 de abril de 2026 y, salvo que sea prorrogada por la Compañía, vencerá a las 5:00 p.m. (hora de la Ciudad de Nueva York) del 13 de mayo de 2026. No serán válidas las presentaciones realizadas con posterioridad a la Hora de Vencimiento. Si un agente de bolsa, intermediario, banco comercial, compañía fiduciaria u otro representante mantiene sus Obligaciones Negociables Existentes, dicho representante puede tener un plazo anterior para aceptar la Oferta. Debe comunicarse de inmediato con el agente de bolsa, intermediario, banco comercial, compañía fiduciaria u otro representante que mantiene sus Obligaciones Negociables Existentes para determinar su plazo. La Oferta está abierta a todos los Tenedores registrados de las Obligaciones Negociables Existentes.

La Oferta fue aprobada por el Directorio de la Compañía en reunión celebrada el 6 de marzo de 2026, conforme a la delegación de facultades previamente aprobada por la Asamblea de Accionistas de la Compañía el 5 de marzo de 2026, y por decisión de subdelegado de fecha 15 de abril de 2026, en tanto dicha subdelegación de facultades fue previamente aprobada por el Directorio de la Compañía en reunión celebrada el 6 de marzo de 2026.

Fuente de Fondos

La Compañía espera financiar la compra de las Obligaciones Negociables Existentes utilizando una porción de los fondos netos provenientes de la venta de las Nuevas Obligaciones Negociables en la Oferta de Nuevas Obligaciones Negociables. La Oferta está sujeta a una serie de condiciones, incluyendo que la Compañía concurrentemente (o con anterioridad) consuma la Oferta de Nuevas Obligaciones Negociables, por un monto de capital agregado, con precio y en términos y condiciones aceptables para la Compañía a su exclusivo criterio.

La Oferta de Nuevas Obligaciones Negociables se realizará por medio del Suplemento de Nuevas Obligaciones Negociables y un prospecto argentino y un suplemento de precio argentino en idioma español preparados de conformidad con la legislación argentina, que contienen sustancialmente la misma información que el Suplemento de Nuevas Obligaciones Negociables, con excepción de lo relativo a la descripción de las leyes de valores y fiscales de los Estados Unidos que resultan relevantes para las Nuevas Obligaciones Negociables, pero en un formato diferente. El presente Documento de Oferta no constituye una oferta de venta ni la solicitud de una orden de compra de las Nuevas Obligaciones Negociables. No podrá participar en la Oferta de Nuevas Obligaciones Negociables a menos que haya recibido y revisado el Suplemento de Nuevas Obligaciones Negociables, y no en base a, ni apoyándose en, el presente Documento de Oferta. Las Nuevas Obligaciones Negociables serán ofrecidas únicamente a compradores institucionales calificados en los Estados Unidos al amparo de la Regla 144A y fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos, y no serán registradas bajo la Ley de Títulos Valores de los Estados Unidos ni bajo las leyes de valores de ninguna otra jurisdicción.

Términos Principales de la Oferta

La Compañía ofrece por el presente, conforme a los términos y sujeto a las condiciones establecidas en el presente Documento de Oferta, adquirir en efectivo hasta U.S.$ 150.000.000 de monto de capital de las Obligaciones Negociables Existentes en circulación que sean válidamente presentadas (y no válidamente retiradas) en o antes de la Hora de Vencimiento, por la contraprestación aquí descripta. Las Obligaciones Negociables Existentes presentadas en o antes de la Fecha Límite de la Oferta Temprana y no válidamente retiradas en o antes de la Fecha Límite de Retiro serán elegibles para recibir la Contraprestación por Participación Temprana de U.S.$ 1.020 por cada U.S.$ 1.000 de capital de Obligaciones Negociables Existentes aceptadas para su compra en virtud de la Oferta. Las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana y en o antes de la Hora de Vencimiento solo serán elegibles para recibir la Contraprestación por Participación de U.S.$ 990 por cada U.S.$ 1.000 de capital de Obligaciones Negociables Existentes presentadas en virtud de la Oferta. Adicionalmente, las Obligaciones Negociables Existentes adquiridas en la Oferta recibirán los Intereses Devengados, si los hubiera, respecto de dichas Obligaciones Negociables Existentes adquiridas desde la última fecha de pago de intereses hasta la Fecha de Liquidación aplicable.

Si la compra de la totalidad de las Obligaciones Negociables Existentes válidamente presentadas ocasionara que la Compañía adquiera un monto de capital superior al Límite de la Oferta, la Oferta quedará sobreSuscripta y, en caso de que la Compañía acepte Obligaciones Negociables Existentes en la Oferta, las aceptará para su compra de forma prorrateada, con el monto de capital agregado prorrateado de las Obligaciones Negociables Existentes válidamente presentadas por cada Tenedor que sean aceptadas para su compra redondeado a la baja hasta el U.S.$ 1,00 más cercano. Dependiendo del monto presentado y del factor de prorrateo aplicado, si el monto de capital de las Obligaciones Negociables Existentes devueltas como resultado del prorrateo resulta inferior a la denominación mínima de las Obligaciones Negociables Existentes aceptadas o devueltas, la Compañía aceptará o rechazará la totalidad de las Obligaciones Negociables Existentes válidamente presentadas por dicho Tenedor. Sin embargo, las Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana tendrán prioridad de aceptación para su compra respecto de las Obligaciones Negociables Existentes presentadas con posterioridad a la Fecha Límite de la Oferta Temprana.

Siempre que los términos y condiciones aquí descriptos (incluyendo la Condición de la Oferta de Nuevas Obligaciones Negociables) sean satisfechos, la Compañía tiene la intención de aceptar para su pago la totalidad de las Obligaciones Negociables Existentes válidamente presentadas y no válidamente retiradas en o antes de la Fecha Límite de la Oferta Temprana, y solo prorrateará dichas Obligaciones Negociables Existentes si el monto agregado de Obligaciones Negociables Existentes válidamente presentadas y no retiradas excede el Límite de la Oferta. Si la Oferta no estuviera totalmente cubierta al momento de la Fecha Límite de la Oferta Temprana, las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana y en o antes de la Hora de Vencimiento podrían estar sujetas a prorrateo, mientras que las Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana no estarían sujetas a prorrateo. Asimismo, si la Oferta estuviera totalmente cubierta al momento de la Fecha Límite de la Oferta Temprana, las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana podrían no ser aceptadas para su pago, salvo que la Compañía decida aumentar el Límite de la Oferta, sujeto a la ley aplicable, a su exclusivo criterio.

En cualquier escenario, las Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana y no válidamente retiradas tendrán prioridad de pago respecto de las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana y en o antes de la Hora de Vencimiento.

La liquidación de la Oferta ocurrirá simultáneamente con, o con posterioridad a, la liquidación de la Oferta de Nuevas Obligaciones Negociables; con la condición de que, en caso de que la Compañía ejerza el Derecho de Liquidación Temprana, la liquidación de la Oferta de Nuevas Obligaciones Negociables deberá ocurrir simultáneamente con, o con anterioridad a, la Fecha de Liquidación Temprana.

Intereses Devengados

Los Tenedores cuyas Obligaciones Negociables Existentes sean aceptadas para su compra por la Compañía en la Oferta recibirán en efectivo los intereses devengados e impagos respecto de sus Obligaciones Negociables Existentes presentadas a la Oferta desde, e incluyendo, la última fecha de pago de intereses aplicable de dichas Obligaciones Negociables Existentes hasta, pero excluyendo, la Fecha de Liquidación Temprana o la Fecha de Liquidación Final, según corresponda.

En ningún caso se pagarán intereses por demoras de DTC ni de ningún intermediario en la transmisión de fondos a los Tenedores. Los Intereses Devengados sobre las Obligaciones Negociables Existentes presentadas y aceptadas en la Oferta dejarán de devengarse en la Fecha de Liquidación Temprana, o en la Fecha de Liquidación Final, según corresponda.

Anuncios

El 14 de mayo de 2026, la Compañía espera anunciar los resultados finales de la Oferta, incluyendo el monto de capital agregado de las presentaciones de Obligaciones Negociables Existentes que hayan sido aceptadas. La Compañía realizará (o hará que se realicen) todos los anuncios relacionados con la Oferta mediante comunicado de prensa emitido a los medios de comunicación de conformidad con la ley aplicable y mediante un anuncio en un servicio de noticias internacional y en el Sitio Web de la Oferta.

Sin Recomendación

NINGUNO DE LA COMPAÑÍA, LOS ORGANIZADORES NI EL AGENTE DE INFORMACIÓN Y OFRECIMIENTO FORMULA RECOMENDACIÓN ALGUNA PARA QUE NINGÚN TENEDOR PRESENTE O SE ABSTENGA DE PRESENTAR LA TOTALIDAD O CUALQUIER PORCIÓN DEL MONTO DE CAPITAL DE LAS OBLIGACIONES NEGOCIABLES EXISTENTES DE DICHO TENEDOR A LA OFERTA, Y NINGUNO DE ELLOS HA AUTORIZADO A NINGUNA PERSONA A FORMULAR DICHA RECOMENDACIÓN. LOS TENEDORES DEBEN ADOPTAR SUS PROPIAS DECISIONES SOBRE SI PRESENTAR OBLIGACIONES NEGOCIABLES EXISTENTES A LA OFERTA Y, EN TAL CASO, EL MONTO DE CAPITAL DE OBLIGACIONES NEGOCIABLES EXISTENTES A PRESENTAR.

El presente Documento de Oferta no constituye una oferta de venta ni una solicitud de oferta de compra de las Nuevas Obligaciones Negociables.

Toda decisión de inversión en relación con la compra de Nuevas Obligaciones Negociables deberá adoptarse exclusivamente sobre la base de la información contenida en el Suplemento de Nuevas Obligaciones Negociables, y no debe otorgarse confianza a ninguna información que no esté contenida en el mismo. Sujeto al cumplimiento de todas las leyes y regulaciones de valores aplicables, el Suplemento de Nuevas Obligaciones Negociables estará disponible, previa solicitud, a través de los coordinadores conjuntos de la Oferta de Nuevas Obligaciones Negociables.

Las Nuevas Obligaciones Negociables no serán registradas bajo la Ley de Títulos Valores de los Estados Unidos ni bajo las leyes de valores de ninguna jurisdicción. En consecuencia, las Nuevas Obligaciones Negociables serán ofrecidas y vendidas únicamente a compradores institucionales calificados conforme a la definición y de acuerdo con la Regla 144A, y fuera de los Estados Unidos de conformidad con la Regulación S.

Restricciones Jurisdiccionales

La Oferta será realizada a los inversores en Argentina en virtud del presente Documento de Oferta, y la Compañía publicará en el sitio web de la CNV y en el Boletín Diario de la BCBA y de A3 Mercados un aviso al respecto. La CNV no emitirá opinión alguna respecto de la información contenida en la presente Oferta de Compra.

Duración de la Oferta; Fecha Límite de la Oferta Temprana; Modificaciones

La Oferta se inició el 15 de abril de 2026 y, salvo que sea prorrogada o rescindida anticipadamente por la Compañía a su exclusivo criterio, vencerá a las 5:00 p.m. (hora de la Ciudad de Nueva York) del 13 de mayo de 2026.

El plazo para presentar válidamente Obligaciones Negociables Existentes a la Oferta y ser elegible para recibir el pago de la Contraprestación por Participación Temprana es las 5:00 p.m., hora de la Ciudad de Nueva York, del 28 de abril de 2026, salvo prórroga.

En caso de que la Oferta sea prorrogada o rescindida anticipadamente, el término "Hora de Vencimiento" significará la hora y fecha en que la Oferta afectada, tal como sea prorrogada o rescindida anticipadamente, expire. Durante cualquier prórroga de la Oferta, todas las Obligaciones Negociables Existentes previamente presentadas continuarán sujetas a la Oferta. Cualquier prórroga de la Oferta no irá necesariamente acompañada de una prórroga de la Fecha Límite de Retiro.

Sujeto a la ley aplicable, la Compañía se reserva expresamente el derecho, a su exclusivo criterio, de:

  modificar el Límite de la Oferta;
  prorrogar o modificar el período durante el cual la Oferta permanecerá abierta en cualquier momento y periódicamente, mediante notificación oral o escrita de dicha prórroga o modificación a los Organizadores y al Agente de Información y Ofrecimiento;
  aumentar o reducir el precio de compra de las Obligaciones Negociables Existentes;
  rescindir o retirar la Oferta en cualquier momento y devolver las Obligaciones Negociables Existentes presentadas;
  renunciar a todas las condiciones no satisfechas y aceptar para su pago y adquirir todas las Obligaciones Negociables Existentes que sean válidamente presentadas en o antes de la Hora de Vencimiento;
  prorrogar la Oferta y conservar las Obligaciones Negociables Existentes que hayan sido presentadas durante el período en que la Oferta se encuentre prorrogada; o modificar los términos de la Oferta en cualquier otro aspecto.

No puede garantizarse que la Compañía ejerza su derecho de prorrogar, rescindir o modificar la Oferta. Los términos de cualquier prórroga o modificación de los términos o condiciones de la Oferta pueden diferir de los términos originales de la Oferta en función de factores tales como las tasas de interés vigentes y el monto de capital de Obligaciones Negociables Existentes previamente presentadas o de otro modo adquiridas.

La falta de ejercicio por parte de la Compañía en cualquier momento de cualquiera de los derechos precedentes no se considerará una renuncia a ningún otro derecho, y cada derecho se considerará un derecho continuo que puede ejercerse en cualquier momento y periódicamente.

Toda prórroga, rescisión o modificación de la Oferta será seguida, a la brevedad posible, de un anuncio público al respecto. La Compañía comunicará dicho anuncio público mediante la emisión de un comunicado de prensa de conformidad con la ley aplicable y mediante un anuncio en el sitio web de un servicio de noticias internacional y en el Sitio Web de la Oferta administrado por el Agente de Información y Ofrecimiento (https://projects.sodali.com/edenor).

Deberá presentarse una instrucción de ofrecimiento separada en nombre de cada titular beneficiario debido al posible prorrateo.

Procedimientos de Presentación a la Oferta

Generalidades

Las Obligaciones Negociables Existentes deben ser presentadas a la Oferta a través del sistema de compensación aplicable (DTC, Euroclear, Clearstream o Caja de Valores) y entregadas al Agente de Información y Ofrecimiento en DTC a través de ATOP.

Al presentar Obligaciones Negociables Existentes a la Oferta y ofrecer así presentarlas en virtud de la misma, se considerará que usted ha realizado ciertos reconocimientos, declaraciones, garantías y compromisos ante la Compañía, los Organizadores y el Agente de Información y Ofrecimiento conforme a lo establecido en "Declaraciones, Garantías y Compromisos de los Tenedores."

Una presentación defectuosa de Obligaciones Negociables Existentes no dará derecho al Tenedor de las mismas a recibir la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, más los Intereses Devengados, salvo que la Compañía dispense el defecto pertinente. Todo titular beneficiario cuyas Obligaciones Negociables Existentes estén registradas a nombre de un custodio, representante o participante de DTC y que desee presentar sus Obligaciones Negociables Existentes a la Oferta debe comunicarse prontamente con dicho custodio, representante o participante e instruirlo para que presente sus Obligaciones Negociables Existentes a la Oferta en su nombre a través de DTC.

La presentación de Obligaciones Negociables Existentes por parte de un Tenedor (y la posterior aceptación de dicha presentación por parte de la Compañía) constituirá un acuerdo vinculante entre dicho Tenedor y la Compañía de conformidad con los términos y sujeto a las condiciones establecidas en el presente Documento de Oferta.

Cada participante directo en DTC, Euroclear, Clearstream o Caja de Valores, al presentar válidamente las Obligaciones Negociables Existentes, se considerará que ha otorgado autorización al sistema de compensación pertinente para proporcionar detalles sobre la identidad e información de cuenta de dicho participante directo al Agente de Información y Ofrecimiento.

El método de entrega de las Obligaciones Negociables Existentes y de todos los demás documentos requeridos, incluyendo la entrega a través de DTC y cualquier aceptación de un Mensaje del Agente transmitido a través de ATOP, es a elección y riesgo de la persona que presenta las Obligaciones Negociables Existentes a la Oferta, y la entrega se considerará realizada únicamente cuando sea efectivamente recibida por el Agente de Información y Ofrecimiento.

No habrá carta de transmisión para la Oferta.

Solo los Tenedores registrados de Obligaciones Negociables Existentes están autorizados a presentar sus Obligaciones Negociables Existentes en virtud de la Oferta. En consecuencia, para presentar válidamente Obligaciones Negociables Existentes o hacer que sean presentadas, deben seguirse los siguientes procedimientos.

Presentaciones respecto de Obligaciones Negociables Existentes Mantenidas en DTC

Si mantiene sus Obligaciones Negociables Existentes a través de DTC, debe gestionar que un participante directo en DTC presente sus órdenes de ofrecimiento a DTC a través del sistema ATOP de DTC y seguir el procedimiento de transferencia de libro de registros establecido a continuación. DTC ha confirmado que la Oferta es elegible para ATOP. En consecuencia, un participante de DTC cuyo nombre figure en una lista de posiciones en valores como Tenedor de las Obligaciones Negociables Existentes pertinentes debe presentar electrónicamente sus Obligaciones Negociables Existentes a la Oferta haciendo que DTC transfiera las Obligaciones Negociables Existentes en la cuenta del participante a la cuenta ATOP del Agente de Información y Ofrecimiento en DTC de conformidad con los procedimientos ATOP de DTC para dicha transferencia. DTC enviará entonces un Mensaje del Agente (según se define en el presente) al Agente de Información y Ofrecimiento.

El término "Mensaje del Agente" significa un mensaje transmitido por DTC, recibido por el Agente de Información y Ofrecimiento y que forma parte de una confirmación de transferencia de libro de registros, en el que se indica que DTC ha recibido un reconocimiento expreso del participante que presenta las Obligaciones Negociables Existentes a la Oferta, en el que dicho participante declara que ha recibido y acepta quedar obligado por los términos de la Oferta (tal como se establecen en el presente Documento de Oferta) y que la Compañía puede hacer cumplir dicho acuerdo contra dicho participante. Los Tenedores que tengan la intención de presentar sus Obligaciones Negociables Existentes a la Oferta deben tener en cuenta que deben permitir tiempo suficiente para la finalización de los procedimientos ATOP durante el horario normal de actividad de DTC en dicha fecha. Las presentaciones no recibidas por el Agente de Información y Ofrecimiento con anterioridad a la Hora de Vencimiento serán ignoradas y no tendrán efecto alguno.

Si bien la transferencia de las Obligaciones Negociables Existentes a la cuenta ATOP del Agente de Información y Ofrecimiento en DTC puede efectuarse a través de transferencia de libro de registros en DTC, un Mensaje del Agente debe ser transmitido por DTC y recibido por el Agente de Información y Ofrecimiento en o antes de la Hora de Vencimiento a fin de presentar válidamente sus Obligaciones Negociables Existentes en virtud de la Oferta.

Las Obligaciones Negociables Existentes deben ser presentadas a la Oferta a través de DTC. Las presentaciones deben realizarse en la Denominación Mínima aplicable.

Presentaciones respecto de Obligaciones Negociables Existentes Mantenidas por Custodios

Si mantiene sus Obligaciones Negociables Existentes a través de un custodio (incluyendo a través de Euroclear, Clearstream o Caja de Valores), no puede presentar una instrucción de ofrecimiento directamente. Debe comunicarse con dicho custodio para que presente una instrucción de ofrecimiento en su nombre.

Plazos

Usted es responsable de gestionar la entrega oportuna de su presentación a la Oferta conforme a uno de los procedimientos anteriores. Se recomienda consultar con el agente de bolsa, intermediario, banco, custodio, compañía fiduciaria u otro representante a través del cual mantenga sus Obligaciones Negociables Existentes, respecto de los plazos en los que dicho intermediario requeriría recibir instrucciones de su parte para participar en la Oferta de conformidad con los términos y condiciones de la Oferta descriptos en el presente Documento de Oferta, a fin de cumplir con los plazos establecidos. Los plazos establecidos por Euroclear, Clearstream, DTC, Caja de Valores o cualquier intermediario de este tipo para la presentación de Obligaciones Negociables Existentes pueden ser anteriores a los plazos especificados en el presente Documento de Oferta.

Ninguno de la Compañía, los Organizadores ni el Agente de Información y Ofrecimiento será responsable de la comunicación de presentaciones a la Oferta por parte de los Tenedores de Obligaciones Negociables Existentes a los intermediarios aplicables ni al Agente de Información y Ofrecimiento.

Si mantiene Obligaciones Negociables Existentes a través de un agente de bolsa, intermediario, banco comercial o institución financiera, debe consultar con dicha institución si cobrará alguna comisión por sus servicios.

Irrevocabilidad; Derechos de Retiro

Sus presentaciones a la Oferta serán irrevocables a partir del vencimiento de la Fecha Límite de Retiro. Sin embargo, cualquier presentación puede ser retirada o modificada con anterioridad a la Fecha Límite de Retiro mediante el retiro de la presentación de conformidad con los procedimientos establecidos por, y dentro de los plazos respectivos de, DTC o cualquier intermediario, según corresponda. Si ha solicitado a un custodio que presente una instrucción de ofrecimiento en su nombre y desea retirar o modificar su presentación, debe comunicarse con dicho custodio y solicitarle que retire o modifique su presentación con anterioridad a la Fecha Límite de Retiro. Sin embargo, debe tener en cuenta que el custodio puede establecer plazos anteriores para el retiro o modificación de una presentación de conformidad con sus procedimientos. Si la Compañía no acepta todas las presentaciones a la Oferta por cualquier motivo conforme a los términos y condiciones de la Oferta, las presentaciones no aceptadas se considerarán automáticamente retiradas. Si como resultado del prorrateo la Compañía no acepta algunas o todas sus Obligaciones Negociables Existentes presentadas para su compra en efectivo, las presentaciones no aceptadas se considerarán automáticamente retiradas.

Sin Entrega Garantizada

No se ofrecen procedimientos de entrega garantizada en relación con la Oferta. Dado que los Tenedores solo están autorizados a presentar sus Obligaciones Negociables Existentes a la Oferta a través del sistema ATOP de DTC, los titulares beneficiarios de Obligaciones Negociables Existentes que estén registradas a nombre de un custodio deben comunicarse con dicha entidad con suficiente anticipación a la Hora de Vencimiento si desean presentar sus Obligaciones Negociables Existentes y ser elegibles para recibir la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, más los Intereses Devengados respecto de dichas Obligaciones Negociables Existentes.

Aceptación de Presentaciones; Pago por las Obligaciones Negociables Existentes

La Compañía espera que la Fecha de Aceptación Temprana ocurra prontamente con posterioridad a la Fecha Límite de la Oferta Temprana, siempre que las condiciones de la Oferta hayan sido satisfechas o dispensadas. La Compañía espera que la aceptación de las Obligaciones Negociables Existentes presentadas a la Oferta y no válidamente retiradas ocurra prontamente con posterioridad a la Hora de Vencimiento, siempre que las condiciones de la Oferta hayan sido satisfechas o dispensadas.

A los efectos de la Oferta, se considerará que la Compañía ha aceptado para su compra las Obligaciones Negociables Existentes válidamente presentadas, o las Obligaciones Negociables Existentes defectuosamente presentadas respecto de las cuales la Compañía haya dispensado los defectos, cuando la Compañía notifique oralmente, confirmando prontamente por escrito, o por escrito al Agente de Información y Ofrecimiento su aceptación; con la salvedad de que ninguna dispensa en relación con ninguna Obligación Negociable Existente defectuosamente presentada se interpretará como una dispensa respecto de cualquier otra Obligación Negociable Existente defectuosamente presentada.

Conforme a los términos y sujeto a las condiciones de la Oferta, el pago por las Obligaciones Negociables Existentes aceptadas para su compra en la Oferta será realizado por la Compañía mediante depósito en DTC, quien recibirá la Contraprestación por Participación Temprana y la Contraprestación por Participación, y transmitirá dichos fondos a los Tenedores correspondientes. Las presentaciones que sean aceptadas serán liquidadas exclusivamente por la Compañía en la Fecha de Liquidación aplicable, sujeto a la satisfacción o dispensa por parte de la Compañía (a su exclusivo criterio) de los términos y condiciones de la Oferta. La Compañía se reserva el derecho, a su exclusivo criterio, de no aceptar ninguna presentación a la Oferta por cualquier motivo. Asimismo, la Compañía se reserva el derecho, a su exclusivo criterio, de modificar la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, de las Obligaciones Negociables Existentes, o de rescindir la Oferta por cualquier motivo.

En todos los casos, la Compañía adquirirá las Obligaciones Negociables Existentes aceptadas para su compra en virtud de la Oferta únicamente tras la recepción oportuna por parte del Agente de Información y Ofrecimiento de (a) la confirmación del cumplimiento de los procedimientos ATOP de DTC establecidos anteriormente en "—Procedimientos de Presentación a la Oferta" y (b) cualquier otro documento requerido al respecto.

A los efectos de la Oferta, se considerará que la Compañía ha aceptado las Obligaciones Negociables Existentes válidamente presentadas y entregadas cuando la Compañía notifique oral o por escrito al respecto al Agente de Información y Ofrecimiento. El pago por las Obligaciones Negociables Existentes aceptadas para su compra en virtud de la Oferta será realizado por la Compañía mediante el depósito (o la gestión del depósito) de dicho pago en DTC. El Agente de Información y Ofrecimiento actuará como agente de los Tenedores que presenten sus Obligaciones Negociables Existentes a la Oferta a los efectos de recibir la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, más los Intereses Devengados, y transmitir dicha Contraprestación por Participación Temprana o Contraprestación por Participación, según corresponda, más los Intereses Devengados a dichos Tenedores. En ningún caso la Compañía ni el Agente de Información y Ofrecimiento pagarán monto adicional alguno por demoras en la realización de dicho pago.

Si alguna de las Obligaciones Negociables Existentes presentadas a la Oferta no es aceptada para su compra o pago como resultado del prorrateo, por una presentación inválida o por la ocurrencia o no ocurrencia de ciertos otros eventos aquí establecidos o de otro modo, dichas Obligaciones Negociables Existentes presentadas serán acreditadas a la cuenta mantenida en el sistema de compensación pertinente desde el cual fueron entregadas, prontamente con posterioridad a la Hora de Vencimiento o a la rescisión de la Oferta.

No se aceptarán presentaciones alternativas, condicionales ni contingentes de Obligaciones Negociables Existentes. Un Tenedor que presente sus Obligaciones Negociables Existentes a la Oferta, al transmitir electrónicamente su aceptación a través de ATOP, renuncia a todos los derechos de recibir notificación de la aceptación de las Obligaciones Negociables Existentes de dicho Tenedor para su compra.

La Compañía no será responsable de los pagos a ningún Tenedor de Obligaciones Negociables Existentes válidamente presentadas y aceptadas para su compra si dicho Tenedor no entrega dichas Obligaciones Negociables Existentes en o antes de la liquidación de la Oferta conforme a lo aquí descripto.

La Compañía se reserva el derecho, a su exclusivo criterio, de no aceptar ninguna presentación a la Oferta por cualquier motivo.

Denominación Mínima

Las Obligaciones Negociables Existentes solo podrán ser presentadas a la Oferta en un monto de capital igual a la Denominación Mínima aplicable. No se aceptarán presentaciones alternativas, condicionales ni contingentes.

Liquidación

Los Tenedores de Obligaciones Negociables Existentes que hayan válidamente presentado y no válidamente retirado Obligaciones Negociables Existentes en o antes de la Fecha Límite de Retiro y cuyas Obligaciones Negociables Existentes sean aceptadas para su compra recibirán el pago por cada U.S.$ 1.000 de capital de dichas Obligaciones Negociables Existentes aceptadas (i) si la Compañía decide ejercer el Derecho de Liquidación Temprana, en la Fecha de Liquidación Temprana; o (ii) si la Compañía no decide ejercer el Derecho de Liquidación Temprana, en la Fecha de Liquidación Final.

La Compañía realizará el pago por las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana pero en o antes de la Hora de Vencimiento, si las hubiera, y aceptadas para su compra, en la Fecha de Liquidación Final.

Los Tenedores cuyas Obligaciones Negociables Existentes sean adquiridas en la Oferta recibirán los Intereses Devengados, pagaderos (i) respecto de las Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana, si la Compañía decide ejercer el Derecho de Liquidación Temprana, en la Fecha de Liquidación Temprana, y en caso contrario en la Fecha de Liquidación Final, y (ii) respecto de las Obligaciones Negociables Existentes válidamente presentadas con posterioridad a la Fecha Límite de la Oferta Temprana pero en o antes de la Hora de Vencimiento, en la Fecha de Liquidación Final. No serán válidas las presentaciones de Obligaciones Negociables Existentes realizadas con posterioridad a la Hora de Vencimiento.

La Compañía anunciará la aceptación de las presentaciones válidas de Obligaciones Negociables Existentes en virtud de la Oferta y los montos de capital de las Obligaciones Negociables Existentes así aceptados a la brevedad razonablemente posible con posterioridad a la Fecha de Aceptación Temprana o la Hora de Vencimiento, sujeto al cumplimiento o dispensa de las condiciones descriptas en el presente Documento de Oferta.

A fin de evitar dudas, si la Compañía no decide ejercer el Derecho de Liquidación Temprana, la fecha de liquidación correspondiente de las Obligaciones Negociables Existentes válidamente presentadas en o antes de la Fecha Límite de la Oferta Temprana será la Fecha de Liquidación Final. La falta de entrega de las Obligaciones Negociables Existentes en tiempo oportuno podrá resultar en la cancelación de su presentación a la Oferta.

Los pagos por las Obligaciones Negociables Existentes adquiridas en virtud de la Oferta se realizarán en fondos de disponibilidad inmediata a DTC. El monto en efectivo que recibirá un Tenedor por sus Obligaciones Negociables Existentes adquiridas por la Compañía en la Oferta será redondeado al centavo más cercano (U.S.$ 0,01). La determinación realizada por la Compañía y/o los Organizadores respecto de cualquier cálculo o cotización efectuado en relación con la Oferta será definitiva y vinculante para todos los Tenedores, salvo error manifiesto.

Condiciones de la Oferta

La Compañía se reserva el derecho, a su exclusivo criterio, de no aceptar ninguna presentación a la Oferta, por cualquier motivo. La Oferta está condicionada al cumplimiento de la Condición de la Oferta de Nuevas Obligaciones Negociables. Asimismo, sin perjuicio de cualquier otra disposición de la Oferta, la Oferta está condicionada a que no haya sido amenazada, iniciada ni se encuentre pendiente ninguna acción o procedimiento ante ningún tribunal u organismo gubernamental, regulatorio o administrativo que (1) declare o pretenda declarar ilegal la compra de Obligaciones Negociables Existentes en virtud de la Oferta; (2) pudiera resultar en una demora o restricción de la capacidad de la Compañía para comprar las Obligaciones Negociables Existentes o emitir las Nuevas Obligaciones Negociables; o (3) imponga o pretenda imponer limitaciones a la capacidad de la Compañía para emitir y/o fijar el precio de las Nuevas Obligaciones Negociables por un monto de capital agregado, con precio y en términos y condiciones aceptables para la Compañía. Cada una de las condiciones precedentes es en exclusivo beneficio de la Compañía y solo puede ser satisfecha o dispensada por la Compañía, total o parcialmente, en cualquier momento y periódicamente, a su exclusivo criterio. Toda determinación de la Compañía respecto de las condiciones establecidas anteriormente (incluyendo si alguna de dichas condiciones ha sido satisfecha o dispensada, excepto en el caso de la rescisión del acuerdo de organización (dealer manager agreement) relativo a la Oferta) será definitiva y vinculante para todas las partes.

Oferta de Nuevas Obligaciones Negociables

La Compañía ha iniciado el proceso para la emisión de las Nuevas Obligaciones Negociables, una porción de cuyos fondos netos será utilizada para pagar la totalidad o una parte del precio de compra a todos los Tenedores de Obligaciones Negociables Existentes aceptadas para su compra en virtud de la Oferta, más los Intereses Devengados y los costos y gastos incurridos en relación con la misma. Se espera que la Oferta de Nuevas Obligaciones Negociables cierre en o antes de la fecha de cierre de la Oferta, pero el momento de la consumación, si la hubiera, de la Oferta de Nuevas Obligaciones Negociables dependerá de las condiciones del mercado y otros factores. No puede garantizarse que la Compañía complete en tiempo y forma, ni en absoluto, dicha Oferta de Nuevas Obligaciones Negociables, y la obligación de la Compañía de aceptar para su compra y pagar las Obligaciones Negociables Existentes válidamente presentadas en virtud de la Oferta está condicionada al cumplimiento o dispensa de la Condición de la Oferta de Nuevas Obligaciones Negociables y las demás condiciones establecidas en "Condiciones de la Oferta."

La presente Oferta no constituye una oferta de venta ni una solicitud de oferta de compra de valores negociables u otros instrumentos financieros que puedan ser emitidos o de otro modo incurridos en relación con la Oferta de Nuevas Obligaciones Negociables.

La Oferta de Nuevas Obligaciones Negociables se realizará por medio del Suplemento de Nuevas Obligaciones Negociables y un prospecto argentino y un suplemento de precio argentino en idioma español preparados de conformidad con la legislación argentina, que contienen sustancialmente la misma información que el Suplemento de Nuevas Obligaciones Negociables, con excepción de lo relativo a la descripción de las leyes de valores y fiscales de los Estados Unidos que resultan relevantes para las Nuevas Obligaciones Negociables, pero en un formato diferente. El presente Documento de Oferta no constituye una oferta de venta ni la solicitud de una orden de compra de las Nuevas Obligaciones Negociables. No podrá participar en la Oferta de Nuevas Obligaciones Negociables a menos que haya recibido y revisado el Suplemento de Nuevas Obligaciones Negociables, y no en base a, ni apoyándose en, el presente Documento de Oferta. Las Nuevas Obligaciones Negociables serán ofrecidas únicamente a compradores institucionales calificados en los Estados Unidos al amparo de la Regla 144A y fuera de los Estados Unidos al amparo de la Regulación S de la Ley de Títulos Valores de los Estados Unidos, y no serán registradas bajo la Ley de Títulos Valores de los Estados Unidos ni bajo las leyes de valores de ninguna otra jurisdicción.

Al considerar cualquier asignación potencial de las Nuevas Obligaciones Negociables que puedan ser emitidas por la Compañía en el contexto de la Oferta de Nuevas Obligaciones Negociables, el Emisor tiene la intención, aunque no la obligación, de otorgar cierta preferencia a los inversores que, con anterioridad a dicha asignación, hayan válidamente presentado, o hayan manifestado a la Compañía o a los Organizadores su firme intención de presentar, Obligaciones Negociables a la Oferta. Toda decisión de inversión en relación con la compra de valores negociables en el contexto de la Oferta de Nuevas Obligaciones Negociables deberá adoptarse exclusivamente sobre la base de la información contenida en el documento de divulgación de la Oferta de Nuevas Obligaciones Negociables, y no debe otorgarse confianza a ninguna información que no esté contenida en dicho documento de divulgación. Los valores negociables ofrecidos en el contexto de la Oferta de Nuevas Obligaciones Negociables no han sido ni serán registrados bajo la Ley de Títulos Valores de los Estados Unidos, las leyes de valores de ningún estado de los Estados Unidos ni las leyes de ninguna jurisdicción, y serán ofrecidos y vendidos en los Estados Unidos únicamente a compradores institucionales calificados conforme a la Regla 144A de la Ley de Títulos Valores de los Estados Unidos y fuera de los Estados Unidos y Brasil en cumplimiento de la Regulación S de la Ley de Títulos Valores de los Estados Unidos.

Mercado para las Obligaciones Negociables Existentes

La Compañía cancelará las Obligaciones Negociables Existentes que adquiera en la Oferta una vez completada la misma. En consecuencia, esta operación reducirá el monto de capital agregado de las Obligaciones Negociables Existentes adquiridas en la Oferta que de otro modo podrían negociarse en el mercado, lo que podría afectar adversamente la liquidez y el valor de mercado de las Obligaciones Negociables Existentes restantes que la Compañía no adquiera.

Comunicaciones

La información sobre la Oferta será publicada, en la medida prevista en el presente Documento de Oferta, mediante comunicados de prensa a un servicio de noticias internacional de conformidad con la ley aplicable.

Sin limitar la forma en que pueda realizarse dicho anuncio público, la Compañía no tendrá obligación alguna de publicar, publicitar ni de otro modo comunicar dicho anuncio público salvo a los medios de comunicación de conformidad con la ley aplicable y mediante un anuncio en el sitio web de un servicio de noticias internacional y en el Sitio Web de la Oferta administrado por el Agente de Información y Ofrecimiento (https://projects.sodali.com/edenor).

Los Tenedores pueden obtener información sobre la Oferta comunicándose con los Organizadores o el Agente de Información y Ofrecimiento a las direcciones y números de teléfono indicados en la contratapa del presente Documento de Oferta.

Ciertos Otros Aspectos

Toda aceptación válida de Obligaciones Negociables Existentes constituirá el acuerdo vinculante del Tenedor que presenta dichas Obligaciones Negociables Existentes de entregarlas conforme se describe en el presente Documento de Oferta y de liquidar la presentación a la Oferta de dichas Obligaciones Negociables Existentes en la Fecha de Liquidación aplicable. La aceptación de la Oferta por parte de un Tenedor respecto de cualquier Obligación Negociable Existente constituirá el acuerdo de dicho Tenedor de entregar la titularidad plena y libre de gravámenes de dichas Obligaciones Negociables Existentes en la Fecha de Liquidación aplicable, libre y exenta de todo gravamen, cargo, reclamación, restricción, derecho de terceros e impedimento de cualquier naturaleza.

El pago por las Obligaciones Negociables Existentes aceptadas para su compra en virtud de la Oferta se realizará en todos los casos únicamente tras la recepción oportuna por parte del Agente de Información y Ofrecimiento de un Mensaje del Agente. En ningún caso se pagarán intereses sobre la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, como resultado de demoras en la realización de dichos pagos.

Todas las cuestiones relativas a la validez, forma y elegibilidad (incluyendo el momento de recepción), cualquier aceptación de la Oferta y cualquier venta en virtud de la misma serán determinadas por la Compañía, a su exclusivo criterio, y dicha determinación será definitiva y vinculante. La Compañía se reserva el derecho absoluto, a su exclusivo criterio, de rechazar cualquier presentación a la Oferta que no tenga la forma adecuada o respecto de la cual el acuerdo de compra correspondiente, en su opinión, sería ilícito. La Compañía también se reserva el derecho absoluto, a su exclusivo criterio, de dispensar cualquier defecto, irregularidad o condición en las aceptaciones y liquidaciones respecto de cualquier Obligación Negociable Existente en particular.

Ninguno de la Compañía, los Organizadores, el Agente de Información y Ofrecimiento ni ninguna otra persona estará obligado a notificar a los Tenedores de Obligaciones Negociables Existentes que acepten la Oferta o vendan sus Obligaciones Negociables Existentes sobre defectos o irregularidades en las aceptaciones o ventas, ni ninguno de ellos incurrirá en responsabilidad alguna por la falta de dicha notificación.

El cálculo del monto a pagar como Contraprestación por Participación Temprana o Contraprestación por Participación agregada, según corresponda, más los Intereses Devengados y cualquier otro cálculo o cotización efectuado por la Compañía y/o los Organizadores en relación con la Oferta será definitivo y vinculante para todos los Tenedores, salvo error manifiesto.

La Compañía se reserva el derecho, en cualquier momento o periódicamente, con posterioridad a la finalización o cancelación de la Oferta, de adquirir las Obligaciones Negociables Existentes (incluyendo, sin limitación, las presentadas en virtud de la Oferta pero no aceptadas), en el mercado abierto, en operaciones negociadas en forma privada, mediante ofertas de compra posteriores u otros medios, en cada caso en los términos y sujeto a las condiciones que pueden ser más o menos favorables para los Tenedores de dichas Obligaciones Negociables Existentes que las contempladas por la Oferta. La realización de cualquier nueva oferta de este tipo y la emisión de cualquier nueva invitación dependerá de diversos factores, incluyendo las tasas de interés vigentes en ese momento y el monto de capital de las Obligaciones Negociables Existentes, si las hubiera, rescatadas en virtud de la Oferta.

Constituye una violación de la Regla 14e-4 promulgada en virtud de la Exchange Act que cualquier persona, actuando sola o en concierto con otras, directa o indirectamente, presente Obligaciones Negociables Existentes a una oferta de compra parcial por cuenta propia, a menos que al momento de la presentación y en la Fecha Límite de la Oferta Temprana o en la Hora de Vencimiento dicha persona tenga una "posición larga neta" en las Obligaciones Negociables Existentes igual o superior al monto presentado y entregue o haga entregar dichas Obligaciones Negociables Existentes con el propósito de presentarlas a la Compañía dentro del período especificado en la Oferta. La Regla 14e-4 también establece una restricción similar aplicable a la presentación en nombre de otra persona. Una presentación de Obligaciones Negociables Existentes a la Oferta realizada conforme a cualquier método de entrega aquí establecido constituirá la declaración y garantía del Tenedor que presenta las Obligaciones Negociables Existentes a la Compañía de que (a) dicho Tenedor tiene una "posición larga neta" en las Obligaciones Negociables Existentes al menos igual a las Obligaciones Negociables Existentes presentadas en el sentido de la Regla 14e-4, y (b) dicha presentación de las Obligaciones Negociables Existentes cumple con la Regla 14e-4.

TRATAMIENTO IMPOSITIVO

Generalidades

La presentación de Obligaciones Negociables Existentes a la Oferta en virtud del presente Documento de Oferta que sea aceptada por la Compañía puede constituir una operación gravada conforme a las leyes aplicables al tenedor de Obligaciones Negociables Existentes. Se recomienda consultar con sus propios asesores fiscales para determinar las consecuencias fiscales particulares que le sean aplicables en relación con la venta de Obligaciones Negociables Existentes.

Las Obligaciones Negociables Existentes fueron emitidas de conformidad con la Ley N° 23.576 (la "Ley de Obligaciones Negociables") y califican para el tratamiento de exención fiscal previsto en su Artículo 36 bis (la "Exención del Artículo 36 bis") y (i) han sido colocadas mediante oferta pública autorizada por la CNV y (ii) han sido emitidas cumpliendo todas las condiciones previstas en el Artículo 36 de la Ley de Obligaciones Negociables (las "Condiciones del Artículo 36").

Las Obligaciones Negociables Existentes han sido emitidas y colocadas en cumplimiento de todas las Condiciones del Artículo 36, y la CNV ha autorizado el establecimiento del programa y la oferta pública de cada serie de obligaciones negociables a emitirse en su marco. Dentro de los cinco días hábiles posteriores a la emisión de las Obligaciones Negociables Existentes, la Compañía presentó los documentos requeridos por el Título II, Capítulo V, Sección IV, Artículo 30 de las Normas de la CNV. La CNV ha aprobado dicha presentación y las Obligaciones Negociables Existentes califican para el tratamiento de exención fiscal establecido en el Artículo 36 de la Ley de Obligaciones Negociables argentina ante la CNV.

Argentina ha celebrado convenios fiscales con varios países a fin de evitar la doble imposición sobre la renta y el patrimonio. En el caso de que un Tenedor sea residente fiscal en uno de los países en los que dichos convenios fiscales se encuentren vigentes, en principio, el convenio fiscal prevalecerá sobre las leyes y regulaciones internas, salvo que estas ofrezcan un tratamiento más favorable que el previsto en el convenio aplicable.

Régimen Impositivo Argentino

La siguiente discusión resume ciertas consideraciones impositivas nacionales y provinciales que pueden ser relevantes para un tenedor que adquiere, posee o dispone de las Obligaciones Negociables Existentes. Esta discusión se basa en las leyes, regulaciones, resoluciones y decisiones actualmente vigentes en cada una de estas jurisdicciones, incluyendo los convenios fiscales pertinentes. Cualquier modificación podría aplicarse retroactivamente y podría afectar la vigencia continua de este resumen.

La siguiente discusión no aborda las consecuencias fiscales aplicables a los tenedores de las Obligaciones Negociables Existentes en todas las jurisdicciones que puedan ser relevantes para dichos tenedores. Se recomienda a los tenedores de las Obligaciones Negociables Existentes consultar con sus propios asesores fiscales independientes respecto de las consecuencias fiscales generales de la adquisición, tenencia y disposición de las Obligaciones Negociables Existentes en las jurisdicciones pertinentes.

Consecuencias Impositivas Argentinas

Generalidades

A continuación se presenta un resumen general de ciertas consecuencias impositivas argentinas derivadas de la titularidad beneficiaria de las Obligaciones Negociables Existentes por parte de determinados tenedores. Si bien esta descripción se considera una interpretación precisa de las leyes y regulaciones argentinas vigentes a la fecha del presente Documento de Oferta, no puede garantizarse que los tribunales o las autoridades fiscales responsables de la administración de dichas leyes coincidan con esta interpretación ni que no se produzcan modificaciones a dichas leyes, las cuales también podrían tener efectos retroactivos.

Impuesto a las Ganancias

Intereses

Personas físicas y sucesiones indivisas residentes fiscales en Argentina

De conformidad con el párrafo 4 del Artículo 36 bis de la Ley N° 23.576 y sus modificatorias (la "Ley de Obligaciones Negociables Argentina"), el tratamiento fiscal aplicable a las obligaciones negociables que cumplen con los requisitos establecidos en el Artículo 36 de dicha ley (las "Condiciones del Artículo 36") —que establece una exención del Impuesto a las Ganancias ("IG") para los intereses, actualizaciones y ajustes de capital de las obligaciones negociables— también es aplicable a las Obligaciones Negociables Existentes.

La exención se mantiene vigente tras su restablecimiento a través del Artículo 33 de la Ley N° 27.541 (la "Ley de Solidaridad Social y Reactivación Productiva"), que modificó el inciso h) del Artículo 26 de la Ley N° 20.628, y sus modificatorias ("Ley del IG"). El Artículo 109 de la Ley del IG, que establece que las exenciones totales o parciales del IG existentes o que se establezcan en el futuro por leyes especiales en relación con títulos, letras, bonos, obligaciones y otros valores emitidos por el Estado Nacional, las provincias, los municipios o la Ciudad de Buenos Aires no serán aplicables a efectos del IG para personas físicas y sucesiones indivisas residentes en Argentina (siempre que no estén comprendidas en los incisos d) y e) y el último párrafo del Artículo 53 de la Ley del IG), no resulta aplicable en este caso.

Beneficiarios del Exterior

El restablecimiento de la vigencia del Artículo 36 bis de la Ley N° 23.576 —entre otras normas— en los términos del nuevo texto del inciso h) del Artículo 26 de la Ley del IG, abordado en el párrafo precedente, también resulta aplicable a las personas físicas, sucesiones indivisas y personas jurídicas consideradas residentes del exterior a efectos fiscales argentinos (los "Beneficiarios del Exterior"). Por lo tanto, la mencionada exención del IG sobre los intereses, ajustes relacionados con índices aplicables y ajustes de capital derivados las Obligaciones Negociables Existentes, también sería aplicable cuando dichos ingresos sean pagados a Beneficiarios del Exterior.

Adicionalmente, los intereses pagados a Beneficiarios del Exterior en virtud de las Obligaciones Negociables Existentes, están exentos del IG de conformidad con el cuarto párrafo del inciso u) del Artículo 26 de la Ley del IG, siempre que los Beneficiarios del Exterior pertinentes no residan en jurisdicciones no cooperantes y que los fondos invertidos no provengan de jurisdicciones no cooperantes (véase la definición de "jurisdicciones no cooperantes" más adelante en "Ingresos de Capital Provenientes de Jurisdicciones de Baja o Nula Tributación y Jurisdicciones No Cooperantes"). Si los Beneficiarios del Exterior residen en jurisdicciones no cooperantes o los fondos invertidos provienen de las mismas, los intereses estarán siempre sujetos al IG.

Las disposiciones del Artículo 28 de la Ley del IG y del Artículo 106 de la Ley N° 11.683, que condicionan la aplicación de exenciones totales o parciales del IG a fin de evitar transferencias de renta a fiscos extranjeros, no son aplicables a los Beneficiarios del Exterior.

En caso de que las exenciones antes mencionadas no resulten aplicables y, por lo tanto, los Beneficiarios del Exterior residan en jurisdicciones no cooperantes o los fondos invertidos provengan de las mismas, se aplicará una alícuota del 35% respecto de los intereses derivados de las Obligaciones Negociables Existentes, pagados a dichos Beneficiarios del Exterior sobre la base de una ganancia neta de fuente argentina presunta (43% o 100% de los montos pagados, dependiendo de la condición del titular de los fondos y del acreedor) prevista en el Artículo 104, inciso c), párrafos 1 y 2 respectivamente de la Ley del IG.

Entidades Argentinas

Los ingresos derivados de intereses de las Obligaciones Negociables Existentes, están sujetos al IG en la medida en que el tenedor de dichos valores califique como contribuyente en virtud del Título VI de la Ley del IG, incluyendo en general a las sociedades anónimas, sociedades anónimas unipersonales, sociedades en comandita por acciones respecto de la parte correspondiente a los socios comanditarios, y sociedades por acciones simplificadas del Título III de la Ley N° 27.349 constituidas en Argentina, sociedades de responsabilidad limitada, sociedades en comandita simple y la parte correspondiente a los socios colectivos en las sociedades en comandita por acciones, en todos los casos relacionados con sociedades constituidas en Argentina, asociaciones civiles y fundaciones, cooperativas, y entidades civiles y mutuales creadas en Argentina si, de conformidad con la Ley del IG, no resulta aplicable otro tratamiento fiscal; entidades y organismos definidos en el Artículo 1 de la Ley N° 22.016; empresas de economía mixta respecto de los ingresos no exentos; fideicomisos creados de conformidad con el Código Civil y Comercial, excepto cuando el fiduciante es también beneficiario del fideicomiso (esta excepción no se aplica a los fideicomisos financieros ni cuando el fiduciante-beneficiario es un Beneficiario del Exterior), fondos comunes de inversión no incluidos en el primer párrafo del Artículo 1 de la Ley N° 24.083, sociedades incluidas en el inciso b) del Artículo 53 de la Ley del IG, y los fideicomisos incluidos en el inciso c) del mismo Artículo que opten por tributar de conformidad con las disposiciones aplicables a las sociedades de capital cumpliendo con las condiciones requeridas para ejercer dicha opción, los provenientes de establecimientos permanentes definidos en el Artículo 22 de la Ley del IG, cualquier otra sociedad o empresa unipersonal constituida en Argentina, comisionistas, rematadores, consignatarios y demás auxiliares del comercio no incluidos expresamente en la cuarta categoría de la Ley del IG, y demás personas comprendidas en el Título VI de la Ley del IG (las "Entidades Argentinas").

Las Entidades Argentinas enumeradas en el Artículo 73 de la Ley del IG están sujetas al IG, cuyas alícuotas varían entre el 25% y el 35%, en función de la ganancia neta imponible acumulada de la sociedad en el período fiscal.

Para los períodos fiscales iniciados entre el 1° de enero de 2026 y el 31 de diciembre de 2026, las escalas progresivas aplicables son las siguientes:

Ganancia neta imponible acumulada	Pagará ($)	Más (%)	Sobre el excedente de ($)
Más de ($)	Hasta ($)
$0	$133.514.185,74	$0	25%
$133.514.185,74	$1.335.141.857,38	$33.378.546,43	30%
$1.335.141.857,38	En adelante	$393.866.847,93	35%

Los montos comprendidos en la escala mencionada serán ajustados considerando la variación anual del Índice de Precios al Consumidor ("IPC") elaborado por el Instituto Nacional de Estadística y Censos de Argentina (INDEC), correspondiente al mes de octubre del año anterior. Los montos resultantes se aplican a los ejercicios fiscales iniciados con posterioridad a cada actualización.

Los pagos de intereses a Entidades Argentinas también están sujetos a retención en virtud del régimen establecido por la Resolución General AFIP N° 830/2000 (actualmente administrada por la ARCA, la Agencia de Recaudación y Control Aduanero, sucesora de la AFIP), la cual puede computarse como pago a cuenta del IG adeudado por dichas entidades. Toda excepción a este régimen de retención debe ser debidamente acreditada ante el agente de retención por la parte que invoque la excepción.

Los inversores deben evaluar el potencial impacto de estas disposiciones en sus casos particulares.

Ganancias de Capital

Personas físicas y sucesiones indivisas residentes fiscales en Argentina

En virtud del inciso u) del Artículo 26 de la Ley del IG, las ganancias de capital derivadas de la venta, canje, conversión o cualquier otro tipo de disposición de las Obligaciones Negociables Existentes están exentas del IG cuando son obtenidas por personas físicas y sucesiones indivisas residentes en Argentina.

Adicionalmente, el Artículo 36 bis de la Ley de Obligaciones Negociables Argentina establece que las ganancias de capital derivadas de la venta, canje, conversión o cualquier otro tipo de disposición de Obligaciones Negociables Existentes, están exentas del IG.

Beneficiarios del Exterior

La Ley del IG establece que las ganancias de capital derivadas de la venta, canje, permuta o disposición de las Obligaciones Negociables Existentes obtenidas por Beneficiarios del Exterior están exentas del IG en virtud del inciso u) del Artículo 26, siempre que dichos beneficiarios no residan en jurisdicciones no cooperantes y que los fondos invertidos no hayan sido canalizados a través de jurisdicciones no cooperantes (véase la definición de "jurisdicciones no cooperantes" más adelante en "Ingresos de Capital Provenientes de Jurisdicciones de Baja o Nula Tributación y Jurisdicciones No Cooperantes"). Si los Beneficiarios del Exterior residen en jurisdicciones no cooperantes o los fondos provienen de las mismas, las ganancias de capital estarán siempre sujetas al IG.

Las disposiciones del Artículo 28 de la Ley del IG y del Artículo 106 de la Ley N° 11.683, que establecen que las exenciones o reducciones totales o parciales del IG no serán aplicables si resultan en una transferencia de renta a una jurisdicción fiscal extranjera, no son aplicables en este caso. Por lo tanto, la mencionada exención resultará aplicable aun cuando implique una transferencia de renta a una jurisdicción fiscal extranjera.

En caso de que las exenciones antes mencionadas no resulten aplicables y, por lo tanto, los Beneficiarios del Exterior residan en jurisdicciones no cooperantes o los fondos invertidos provengan de las mismas, se aplicará una alícuota del 35% respecto de las ganancias de capital derivadas de títulos valores públicos, tales como las Obligaciones Negociables Existentes, pagadas a dichos Beneficiarios del Exterior sobre la base de, a elección del Beneficiario del Exterior, (i) la presunción de ganancia neta prevista en el Artículo 104, inciso i) de la Ley del IG (90% del precio de venta); o (ii) la ganancia de capital neta.

Entidades Argentinas

Las Entidades Argentinas enumeradas en el Artículo 73 de la Ley del IG están sujetas al IG sobre los ingresos derivados de la venta, permuta, canje o disposición de las Obligaciones Negociables Existentes, con alícuotas que varían entre el 25% y el 35%, en función de la ganancia neta imponible acumulada de la sociedad en el período fiscal.

Para los períodos fiscales iniciados entre el 1° de enero de 2026 y el 31 de diciembre de 2026, las escalas progresivas aplicables son las siguientes:

Ganancia neta imponible acumulada	Pagará ($)	Más (%)	Sobre el excedente de ($)
Más de ($)	Hasta ($)
$0	$133.514.185,74	$0	25%
$133.514.185,74	$1.335.141.857,38	$33.378.546,43	30%
$1.335.141.857,38	En adelante	$393.866.847,93	35%

Los montos comprendidos en la escala mencionada serán ajustados considerando la variación anual del IPC elaborado por el INDEC, correspondiente al mes de octubre del año anterior. Los montos resultantes se aplican a los ejercicios fiscales iniciados con posterioridad a cada actualización.

La ganancia bruta derivada de la venta de títulos valores públicos emitidos en Argentina realizada por Entidades Argentinas se determinará deduciendo el costo de adquisición del precio de transferencia.

Impuesto al Valor Agregado

Los pagos de intereses realizados respecto de las Obligaciones Negociables Existentes estarán exentos del Impuesto al Valor Agregado ("IVA") en la medida en que las Obligaciones Negociables Existentes sean emitidas mediante oferta pública autorizada por la CNV. Asimismo, en la medida en que las Obligaciones Negociables Existentes cumplan con las Condiciones del Artículo 36, cualquier beneficio relacionado con la oferta, suscripción, suscripción en el momento de la firma, transferencia, autorización o cancelación de las Obligaciones Negociables Existentes estará exento del IVA en Argentina.

De conformidad con la Ley N° 23.349, la transferencia de las Obligaciones Negociables Existentes está exenta del IVA aun cuando no se cumplan las Condiciones del Artículo 36.

Impuesto sobre los Bienes Personales

En virtud de la Ley Federal N° 23.966, relativa al Impuesto sobre los Bienes Personales ("IBP"), las personas físicas y sucesiones indivisas residentes en Argentina están sujetas a un impuesto que grava sus bienes personales en todo el mundo existentes al 31 de diciembre de cada año. Los no residentes en Argentina están sujetos al IBP únicamente respecto de los bienes ubicados en Argentina. La vigencia de este impuesto ha sido prorrogada hasta el 31 de diciembre de 2027, inclusive, conforme a la Ley Argentina N° 27.702.

En virtud de la Ley N° 27.743, se han eliminado las alícuotas diferenciales para los bienes ubicados en el exterior, estableciéndose una escala de alícuota unificada. Asimismo, el mínimo no imponible para el período fiscal 2025 (pagadero en 2026) ha sido incrementado a $384.728.044,57, ajustado conforme a la variación del IPC de octubre de 2025 (31,3% interanual). El mínimo no imponible para la vivienda (casa habitación) ha sido fijado en $1.346.548.156,00 para el mismo período.

Para el ejercicio fiscal 2025 (pagadero en 2026), las alícuotas aplicables son del 0,50%, 0,75% y 1,00% (esta última eliminada para el ejercicio fiscal 2026). A partir del ejercicio fiscal 2027, se aplicará una alícuota única del 0,25% a todos los contribuyentes sujetos a este impuesto. Los contribuyentes que optaron por el Régimen Especial de Ingreso del Impuesto sobre los Bienes Personales (REIBP) están exentos de presentar declaraciones juradas y pagar este impuesto para los ejercicios fiscales 2023 a 2027.

Las personas físicas y sucesiones indivisas no residentes en Argentina solo tributan sobre la totalidad de sus bienes ubicados en el país, sin aplicación del mínimo no imponible, a una alícuota del 0,50%. El impuesto debe ser pagado por la persona residente en Argentina que tenga la propiedad, posesión, uso, goce, disposición, depósito, tenencia, custodia, administración o guarda de los valores negociables. Si bien las Obligaciones Negociables Existentes en tenencia de personas físicas o sucesiones indivisas no residentes fuera de Argentina están técnicamente sujetas al IBP (salvo que resulte aplicable una exención específica), ni la Ley de Bienes Personales ni su Decreto Reglamentario han establecido procedimiento alguno para la recaudación del IBP cuando dichos bienes son tenidos directamente por personas físicas o sucesiones indivisas. El régimen del "responsable sustituto" establecido en el primer párrafo del Artículo 26 (entidad local domiciliada o radicada en el país que tiene la disposición, tenencia, custodia o depósito de las Obligaciones Negociables Existentes) no es aplicable a la tenencia de las Obligaciones Negociables Existentes (tercer párrafo del Artículo 26 de la Ley de Bienes Personales).

Asimismo, la Ley de Bienes Personales establece una presunción legal iure et de iure, según la cual las Obligaciones Negociables emitidas por emisores privados argentinos en tenencia directa de determinados tipos de entidades extranjeras que: (i) estén domiciliadas o sean residentes, según el período fiscal aplicable, en una jurisdicción que no exija que las acciones o valores privados sean nominativos, y (ii) conforme a su naturaleza o condición (a) tengan como actividad principal invertir fuera de su país de constitución y/o (b) no puedan desarrollar determinadas actividades en su propio país o no puedan realizar determinadas inversiones permitidas bajo las leyes de ese país, se considerarán de titularidad de personas físicas residentes en Argentina o sucesiones indivisas residentes en Argentina y, por tanto, sujetas al IBP.

En tales casos, la ley impone al emisor privado argentino la obligación de pagar el IBP, como responsable sustituto, a la alícuota del 1% a partir del período fiscal 2019 y períodos subsiguientes, autorizando la recuperación del monto pagado, sin limitación alguna, mediante retención o ejecución de los bienes que dieron lugar al pago. El Decreto del Poder Ejecutivo Nacional N° 127, de fecha 9 de febrero de 1996, así como la Resolución General ARCA N° 2151/06 establecen que el responsable sustituto y, por tanto, la entidad emisora de dichos valores será quien esté obligado a pagar el impuesto.

Dicha presunción legal no se aplica a las siguientes sociedades extranjeras que posean directamente dichos valores: (i) compañías de seguros, (ii) fondos comunes de inversión abiertos, (iii) fondos de pensión, y (iv) bancos o entidades financieras cuya casa central se encuentre ubicada en un país cuyo banco central o autoridad equivalente haya adoptado los estándares internacionales de supervisión bancaria establecidos por el Comité de Basilea.

Por otro lado, el Decreto N° 127/96 establece que dicha presunción legal no se aplicará a los valores privados cuya oferta pública haya sido autorizada por la CNV y que coticen en bolsas de valores ubicadas en Argentina o en el exterior, como es el caso de las Obligaciones Negociables Existentes. A fin de garantizar que esta presunción legal no resulte aplicable y, por tanto, que el emisor privado argentino no deba actuar como "responsable sustituto", la Compañía conservará en sus registros una copia debidamente certificada de la resolución de la CNV que autorice la oferta pública de las Obligaciones Negociables Existentes y constancia de que dicha certificación se encontraba vigente al 31 de diciembre del ejercicio fiscal en que se generó la obligación tributaria, conforme a lo establecido por la Resolución N° 2151/2006 de la ARCA. Si las Autoridades Fiscales Argentinas consideran que la Compañía no cuenta con la documentación requerida de las autorizaciones de la CNV que acrediten la autorización de la CNV y su cotización en mercados de valores en Argentina o en el exterior, la Compañía será responsable del ingreso del IBP.

Se creó un Régimen Especial de Ingreso del Impuesto sobre los Bienes Personales (REIBP), que permite el prepago voluntario hasta el ejercicio fiscal 2027, con una alícuota unificada reducida del 0,45%. Los contribuyentes que hayan adherido al régimen de blanqueo de capitales pueden solicitar el REIBP con una alícuota unificada del 0,5%. El régimen permite a los contribuyentes unificar los pagos del IBP para los períodos 2023-2027 a una alícuota reducida (0,45% o 0,5% para los participantes del blanqueo). Los adherentes están exentos de presentar declaraciones juradas del IBP y obtienen estabilidad fiscal hasta 2038.

Los no residentes en Argentina tributan a una alícuota del 0,50% sobre los bienes ubicados en Argentina. El régimen del "responsable sustituto" no es aplicable a las Obligaciones Negociables Existentes, salvo que sean mantenidas por determinadas entidades extranjeras en jurisdicciones de baja transparencia. Sin embargo, el Decreto N° 127/96 confirma que esta presunción no se aplica a las Obligaciones Negociables Existentes autorizadas para oferta pública por la CNV.

Impuesto sobre los Débitos y Créditos en Cuentas Bancarias

Los inversores pueden estar sujetos al impuesto sobre los débitos y créditos en cuentas bancarias (“IDC”) establecido por la Ley N° 25.413 al recibir pagos de intereses y reintegros de capital de las Obligaciones Negociables Existentes a través de cuentas bancarias mantenidas en instituciones financieras ubicadas en Argentina. Este impuesto también puede ser aplicable a determinadas operaciones que se utilizan como sustituto del uso de cuentas bancarias (incluyendo ciertas operaciones en efectivo).

La alícuota general del impuesto es del 0,6% para cada débito y crédito; sin embargo, pueden aplicarse alícuotas incrementadas del 1,2% y alícuotas reducidas del 0,075% en determinados casos. Los contribuyentes pueden computar el 33% del impuesto pagado sobre los débitos y créditos en cuentas bancarias argentinas como pago a cuenta del IG y/o de la Contribución Especial sobre el Capital de las Cooperativas, siendo el saldo no computable deducible de la base imponible del IG. Las entidades que califiquen como micro, pequeñas o medianas empresas pueden beneficiarse de una mayor reducción, permitiéndose a las micro y pequeñas empresas computar hasta el 100% del impuesto (y a las medianas empresas, tramo 1, hasta el 60%) como pago a cuenta del Impuesto a las Ganancias. Adicionalmente, las microempresas pueden alternativamente computar hasta el 30% del impuesto pagado como pago a cuenta de contribuciones patronales a la seguridad social, sujeto a un límite del 15% de dichas contribuciones y aplicable únicamente a salarios devengados entre el 1° de agosto de 2023 y el 31 de diciembre de 2026.

Pueden resultar aplicables ciertas exenciones y reducciones impositivas, incluyendo para los movimientos registrados en cuentas corrientes especiales (Comunicación "A" 3250 del Banco Central) si las cuentas son titularidad de personas jurídicas extranjeras y se utilizan exclusivamente para inversiones financieras en Argentina. Sin embargo, en virtud de la Resolución General N° 3900/2016 emitida por la Agencia de Recaudación y Control Aduanero ("ARCA"), determinadas cuentas bancarias deben ser inscriptas en el registro implementado por la autoridad administrativa (ARCA-DGI) a fin de beneficiarse de las exenciones y reducciones aplicables. Dicha inscripción estará sujeta al control previo de la ARCA de que se cumplen los requisitos para la exención.

La Ley N° 27.702 prorrogó la vigencia de este impuesto hasta el 31 de diciembre de 2027, inclusive. Por lo tanto, en la medida en que los tenedores de las Obligaciones Negociables Existentes reciban pagos utilizando cuentas corrientes bancarias locales, dicho impuesto puede resultar aplicable.

La aplicación de este impuesto, incluyendo las alícuotas aplicables, las exenciones y los créditos disponibles, puede variar dependiendo de las circunstancias particulares del inversor y de la forma en que se reciban los pagos de las Obligaciones Negociables Existentes. Los inversores deben consultar con sus propios asesores fiscales respecto del potencial impacto de este impuesto en su inversión.

Tasa de Justicia

En caso de que resulte necesario iniciar procedimientos de ejecución respecto de las Obligaciones Negociables Existentes ante los tribunales federales de Argentina, se aplicará una tasa de justicia (actualmente a una alícuota del 3% o del 1,5% en el caso de procedimientos sucesorios judiciales) sobre el monto de cualquier reclamo interpuesto ante dichos tribunales.

Consideraciones Adicionales

Impuesto sobre los Ingresos Brutos

Habitualmente, las provincias y la Ciudad de Buenos Aires establecen exenciones para los ingresos derivados de cualquier operación relacionada con obligaciones negociables, incluyendo tanto los pagos de intereses como las ganancias de capital. Por ejemplo, si las Obligaciones Negociables Existentes han cumplido con las Condiciones del Artículo 36, todos los ingresos derivados de cualquier operación relacionada con las Obligaciones Negociables Existentes pueden gozar de una exención del impuesto sobre los ingresos brutos en la Ciudad de Buenos Aires y la Provincia de Buenos Aires, siempre que también gocen de exención del IG. Esta exención no se aplica a los ingresos derivados de actividades desarrolladas por agentes de bolsa o cualquier otro tipo de intermediario en relación con dichas operaciones.

Los potenciales inversores deben considerar la posibilidad de que el impuesto sobre los ingresos brutos resulte aplicable conforme a las leyes provinciales aplicables en su jurisdicción de residencia y operación.

Regímenes Provinciales de Recaudación Anticipada aplicables en cuentas bancarias locales

Determinadas jurisdicciones provinciales han implementado regímenes de recaudación del impuesto sobre los ingresos brutos sobre los montos acreditados en cuentas bancarias argentinas. Los montos así recaudados se consideran pago a cuenta a efectos del impuesto sobre los ingresos brutos. Dichos regímenes se aplican a los contribuyentes específicamente designados por las autoridades fiscales locales. Las alícuotas de recaudación aplicables dependen de la jurisdicción involucrada, en general de hasta el 5%. Los inversores deben considerar el potencial impacto fiscal en las jurisdicciones involucradas

Impuesto de Sellos

Los tenedores de las Obligaciones Negociables Existentes pueden estar sujetos al impuesto de sellos ("IS") impuesto por las provincias argentinas y la Ciudad de Buenos Aires sobre contratos escritos o instrumentos que documenten operaciones relacionadas con las Obligaciones Negociables Existentes (incluyendo ventas, prendas, cesiones o acciones de ejecución) que sean otorgados en, o tengan efectos en, la jurisdicción tributaria.

Determinadas jurisdicciones, incluyendo la Ciudad de Buenos Aires y la Provincia de Buenos Aires, eximen del impuesto de sellos a las operaciones de venta y transferencia de las Obligaciones Negociables Existentes. Sin embargo, las exenciones varían según la provincia y pueden no ser aplicables en todas las jurisdicciones.

Los Códigos Fiscales de la Ciudad de Buenos Aires (CABA) y la Provincia de Buenos Aires eximen del impuesto sobre actos, contratos y operaciones, incluyendo entregas o recepciones de dinero, a los contratos relacionados con la emisión, suscripción, colocación y transferencia de obligaciones negociables emitidas bajo el régimen de las Leyes N° 23.576 y N° 23.962 y sus modificatorias. Esta exención incluye los aumentos de capital realizados para la emisión de acciones a entregar para la conversión de obligaciones negociables, así como la constitución de todo tipo de garantías personales o reales a favor de los inversores o terceros que garanticen la emisión, ya sea con carácter previo, simultáneo o posterior a la misma.

Los instrumentos, actos y operaciones relacionados con la emisión de valores negociables representativos de deuda de sus emisores y cualesquiera otros valores negociables sujetos a oferta pública en los términos de la Ley de Mercado de Capitales también están exentos del impuesto en la Ciudad de Buenos Aires. Esta exención también comprende las garantías relacionadas con dichas emisiones. Sin embargo, la exención queda sin efecto si dentro de los 90 días no se solicita a la CNV la autorización para la oferta pública de dichos valores negociables y/o si la colocación de los valores no se realiza dentro de los 180 días siguientes al otorgamiento de la autorización solicitada.

Se recomienda a los potenciales inversores consultar con sus propios asesores fiscales respecto de la potencial responsabilidad por el impuesto de sellos en las jurisdicciones argentinas pertinentes en relación con la adquisición, tenencia, transferencia o ejercicio de derechos bajo las Obligaciones Negociables Existentes.

Impuesto a la Transmisión Gratuita de Bienes

La transmisión gratuita de bienes a herederos, legatarios o donatarios no está gravada a nivel federal en Argentina. A nivel provincial, sin embargo, la Provincia de Buenos Aires ha implementado el Impuesto a la Transmisión Gratuita de Bienes conforme a la Ley N° 14.044, con vigencia a partir del 1° de enero de 2011. Este impuesto se aplica a las personas físicas y jurídicas que sean beneficiarias de una transmisión gratuita de bienes, siempre que estén domiciliadas o sean residentes en la Provincia de Buenos Aires, con independencia del lugar donde se encuentren los bienes transferidos. Las alícuotas aplicables oscilan entre el 1,60% y el 9,51%, en función del grado de parentesco entre las partes y la base imponible. En consecuencia, los tenedores de las Obligaciones Negociables Existentes domiciliados en la Provincia de Buenos Aires pueden estar sujetos a este impuesto en relación con cualquier transmisión gratuita de las Obligaciones Negociables Existentes.

Se recomienda a los potenciales inversores consultar con sus propios asesores fiscales respecto de la potencial responsabilidad por el Impuesto a la Transmisión Gratuita de Bienes en las jurisdicciones argentinas pertinentes en relación con la transmisión gratuita de las Obligaciones Negociables Existentes.

Convenios para Evitar la Doble Imposición Internacional

Argentina tiene convenios para evitar la doble imposición en vigor con varios países, tales como Alemania, Australia, Bélgica, Bolivia, Brasil, Canadá, Chile, China, Dinamarca, España, Finlandia, Francia, Reino Unido, Italia, México, Noruega, Países Bajos, Qatar, Rusia, Suecia, Suiza, Turquía, Uruguay y Emiratos Árabes Unidos. Los convenios celebrados con Austria, Japón y Luxemburgo no se encuentran vigentes a la fecha del presente Documento de Oferta, pendientes del cumplimiento de ciertos requisitos de las leyes internas correspondientes. El convenio fiscal celebrado con Austria fue recientemente aprobado mediante la Ley N° 27.803. Sin perjuicio de dicha aprobación legislativa, el intercambio de notificaciones bilaterales entre los Estados contratantes se encuentra pendiente y, en consecuencia, el convenio aún no ha entrado en vigor.

A la fecha, no existe ningún convenio para evitar la doble imposición internacional en vigor entre Argentina y los Estados Unidos. Sin embargo, existe un acuerdo internacional para el intercambio automático de información entre la ARCA de Argentina y el Internal Revenue Service ("IRS") de los Estados Unidos.

La "Convención Multilateral para la Implementación de las Medidas del Plan BEPS Relacionadas con los Convenios Fiscales" (el "MLI"), en el marco de la Organización para la Cooperación y el Desarrollo Económicos ("OCDE"), ha sido aprobada por la Ley N° 27.788 y ratificada por Argentina el 29 de septiembre de 2025. El MLI se aplicará a determinados hechos imponibles ocurridos a partir del 1° de enero de 2026. Esta circunstancia podría alterar la interpretación de los convenios fiscales para evitar la doble imposición celebrados por Argentina con otros países que también hayan firmado el MLI.

El MLI entró en vigencia en Argentina el 1° de enero de 2026 y se aplica a determinados hechos imponibles ocurridos a partir de dicha fecha. La aplicación del MLI a cada convenio específico para evitar la doble imposición depende de si ambos Estados contratantes han ratificado el MLI y han incluido mutuamente el convenio pertinente como un "Convenio Fiscal Comprendido". Los tenedores deben obtener asesoramiento específico sobre el impacto del MLI en cualquier convenio aplicable.

Los tenedores deben considerar su tratamiento fiscal conforme a los acuerdos antes mencionados teniendo en cuenta su situación particular.

Ingresos de Capital Provenientes de Jurisdicciones de Baja o Nula Tributación y Jurisdicciones No Cooperantes

La Reforma Fiscal incluyó las siguientes definiciones:

(i) Jurisdicciones no cooperantes: el Artículo 19 de la Ley del IG define las "jurisdicciones no cooperantes" como aquellos países o jurisdicciones que no tienen en vigor con el Gobierno argentino un acuerdo para el intercambio de información en materia fiscal o un convenio para evitar la doble imposición internacional con una cláusula amplia de intercambio de información. Asimismo, se considerarán no cooperantes aquellos países que, teniendo en vigor un acuerdo de este tipo, no lo cumplan efectivamente en materia de intercambio de información. Los mencionados convenios y acuerdos deben cumplir con los estándares internacionales de transparencia e intercambio de información en materia fiscal a los que Argentina se ha comprometido. El Artículo 24 del Decreto N° 862/2019, y sus modificatorias (el "Decreto Reglamentario de la Ley del IG"), establece la lista de jurisdicciones no cooperantes. Asimismo, dicho artículo establece que la ARCA deberá informar al Ministerio de Economía sobre cualquier novedad que justifique una modificación de la referida lista.

(ii) Jurisdicciones de baja o nula tributación: el Artículo 20 de la Ley del IG define las "jurisdicciones de baja o nula tributación" como aquellos países, dominios, jurisdicciones, territorios, estados asociados o regímenes fiscales especiales que prevean una alícuota máxima del impuesto corporativo inferior al sesenta por ciento (60%) de la alícuota prevista en el inciso a) del Artículo 73 de la Ley del IG. El Artículo 25 del Decreto Reglamentario de la Ley del IG estableció que, a los efectos de determinar si una jurisdicción encuadra en la definición de "jurisdicción de baja o nula tributación", se considerará la carga fiscal corporativa total, con independencia de la autoridad fiscal que la aplique. El Artículo 25 también establece que los "regímenes fiscales especiales" se refieren a cualquier régimen fiscal que aplique una alícuota del impuesto corporativo inferior a la aplicable en virtud del régimen fiscal general en dicha jurisdicción.

De conformidad con la Ley de Procedimiento Fiscal (Ley N° 11.683, y sus modificatorias), todo sujeto local que reciba fondos de cualquier tipo (es decir, préstamos, aportes de capital, etc.) de personas del exterior ubicadas en jurisdicciones no cooperantes o de baja o nula tributación estará sujeto al IG y al IVA calculados sobre el 110% del monto de los fondos recibidos de dichas personas (con algunas excepciones limitadas), sobre la base de la presunción legal de que dichos fondos constituyen incrementos patrimoniales no justificados para la parte argentina (Artículo 18, Ley N° 11.683). La ARCA considerará justificados (y, por lo tanto, no sujetos a esta presunción) los fondos respecto de los cuales el sujeto local receptor pueda acreditar de manera fehaciente que fueron generados como consecuencia de actividades efectivamente realizadas por el contribuyente o por terceros en dichas jurisdicciones, o que son consecuencia de fondos previamente invertidos y declarados.

Si bien el significado de "fondos ingresantes" no es claro, podría interpretarse como cualquier transferencia de fondos:

(i) desde una cuenta ubicada en una jurisdicción de baja o nula tributación/no cooperante, o desde una cuenta bancaria abierta fuera de una jurisdicción de baja o nula tributación/no cooperante pero cuyo titular es un sujeto ubicado en una jurisdicción de baja o nula tributación/no cooperante. (ii) a una cuenta bancaria ubicada en Argentina o a una cuenta bancaria abierta fuera de Argentina pero cuyo titular es un residente fiscal argentino.

De conformidad con el Artículo 82 de la Reforma Fiscal, a los efectos previstos en la legislación aplicable, toda referencia a una jurisdicción de baja o nula tributación o a jurisdicciones no cooperantes a efectos de la transparencia fiscal debe interpretarse como una referencia a "jurisdicciones no cooperantes o de baja o nula tributación" en los términos de los Artículos 19 y 20 de la Ley del IG.

Los tenedores deben obtener asesoramiento de un asesor fiscal independiente basado en sus circunstancias particulares.

Ciertas Consideraciones sobre el Impuesto Federal a las Ganancias de los Estados Unidos

A continuación se presenta un resumen de ciertas consideraciones sobre el impuesto federal a las ganancias de los Estados Unidos que pueden ser relevantes para un titular estadounidense (según se define a continuación) de Obligaciones Negociables Existentes que participe en la Oferta. Este resumen se basa en las disposiciones del Internal Revenue Code de 1986, en su versión modificada (el "Código"), los reglamentos del Tesoro aplicables, las leyes, resoluciones y decisiones actualmente en vigor, todos los cuales están sujetos a modificaciones, posiblemente con efecto retroactivo. Este resumen trata únicamente a los titulares estadounidenses (definidos a continuación) que mantengan Obligaciones Negociables Existentes como activos de capital. Este resumen no aborda consideraciones fiscales particulares que puedan ser aplicables a inversores sujetos a normas fiscales especiales, tales como bancos, instituciones financieras, entidades exentas de impuestos, compañías de seguros, sociedades de inversión reguladas, intermediarios en valores o divisas, operadores de valores que opten por el método de valuación a precios de mercado, personas que mantengan Obligaciones Negociables Existentes como parte de una posición en un "straddle" u operación de conversión, o como parte de un "valor sintético" u otra operación financiera integrada, entidades tributadas como sociedades de personas o sus socios, expatriados estadounidenses, personas físicas extranjeras no residentes presentes en los Estados Unidos durante más de 182 días en un año fiscal, o personas cuya "moneda funcional" no sea el dólar estadounidense.

Este resumen aborda únicamente ciertos aspectos de las consecuencias del impuesto federal a las ganancias de los Estados Unidos, y no aborda las consecuencias derivadas de las leyes fiscales estatales, locales o extranjeras, el impuesto mínimo alternativo o el impuesto Medicare sobre los ingresos netos de inversión, ni las normas especiales de reconocimiento de ingresos previstas en la sección 451(b) del Código. Los inversores deben consultar con sus propios asesores fiscales para determinar las consecuencias fiscales que les son aplicables por la tenencia de Obligaciones Negociables Existentes en virtud de dichas leyes fiscales, así como la aplicación a su situación particular de las consideraciones sobre el impuesto federal a las ganancias de los Estados Unidos que se analizan a continuación.

Tal como se utiliza en el presente, un "titular estadounidense" es un titular beneficiario de Obligaciones Negociables Existentes que es ciudadano o residente de los Estados Unidos, una sociedad doméstica estadounidense o que de otro modo estará sujeto al impuesto federal a las ganancias de los Estados Unidos sobre una base de ingresos netos respecto de las Obligaciones Negociables Existentes.

Prima de Ofrecimiento Temprano

El tratamiento fiscal de la recepción por parte de un titular estadounidense de una porción de la Contraprestación por Participación Temprana que representa el exceso de la Contraprestación por Participación Temprana sobre la Contraprestación por Participación (la "Prima de Ofrecimiento Temprano"), cuya Obligación Negociable Existente sea adquirida en virtud de la Oferta, no es del todo claro. La Prima de Ofrecimiento Temprano puede ser tratada como contraprestación adicional recibida a cambio de las Obligaciones Negociables Existentes presentadas a la Oferta, en cuyo caso la Prima de Ofrecimiento Temprano sería tomada en cuenta para determinar el monto de la ganancia o pérdida en la venta. Alternativamente, la Prima de Ofrecimiento Temprano puede ser tratada como interés o un cargo separado, en cuyo caso la Prima de Ofrecimiento Temprano sería tratada como ingreso ordinario para los titulares estadounidenses (y no sería tomada en cuenta para determinar el monto de la ganancia o pérdida en la venta). Si bien el tratamiento adecuado de la Prima de Ofrecimiento Temprano no está exento de dudas, la Compañía tiene la intención, si se le requiere adoptar una posición a efectos del impuesto federal a las ganancias de los Estados Unidos, de tratar la Prima de Ofrecimiento Temprano como contraprestación adicional pagada por las Obligaciones Negociables Existentes. El resto de la presente discusión asume que la Prima de Ofrecimiento Temprano será tratada como contraprestación adicional pagada por las Obligaciones Negociables Existentes.

Venta de Obligaciones Negociables Existentes en virtud de la Oferta

La venta de Obligaciones Negociables Existentes en virtud de la Oferta por parte de un titular estadounidense constituirá en general una operación gravada a efectos del impuesto federal a las ganancias de los Estados Unidos. Un titular estadounidense que venda Obligaciones Negociables Existentes en virtud de la Oferta reconocerá una ganancia o pérdida por un monto igual a la diferencia entre el monto de efectivo recibido (con excepción de los montos recibidos atribuibles a intereses devengados e impagos, que serán gravados como tales en la medida en que no hayan sido previamente incluidos en los ingresos) y la base fiscal ajustada del titular estadounidense en las Obligaciones Negociables Existentes vendidas al momento de la venta. La base fiscal ajustada de un titular estadounidense en una Obligación Negociable Existente generalmente será igual al monto pagado por la misma, incrementado por el monto del descuento de emisión original ("OID") y cualquier descuento de mercado previamente computado por el titular estadounidense respecto de las Obligaciones Negociables Existentes, y reducido por el monto de cualquier prima de bono amortizable previamente amortizada por el titular estadounidense respecto de, y cualquier pago (distinto de los pagos de intereses calificados declarados) recibido respecto de, las Obligaciones Negociables Existentes. Sujeto a la discusión sobre las normas del descuento de mercado que se establece a continuación, cualquier ganancia o pérdida constituirá una ganancia o pérdida de capital a largo plazo si el período de tenencia del titular estadounidense de las Obligaciones Negociables Existentes a la fecha de la venta fue superior a un año.

Un titular estadounidense que presenta Obligaciones Negociables Existentes a la Oferta y adquiere Nuevas Obligaciones Negociables en virtud de la Oferta de Nuevas Obligaciones Negociables debe consultar con su asesor fiscal para determinar si la venta de las Obligaciones Negociables Existentes en virtud de la Oferta y la adquisición de Nuevas Obligaciones Negociables en virtud de la Oferta de Nuevas Obligaciones Negociables podrían estar sujetas a las normas sobre ventas ficticias (wash sale rules) (que generalmente limitan el reconocimiento de pérdidas) y/o ser caracterizadas como un canje de Obligaciones Negociables Existentes por Nuevas Obligaciones Negociables a efectos del impuesto federal a las ganancias de los Estados Unidos.

Descuento de Mercado

Si un titular estadounidense adquirió las Obligaciones Negociables Existentes con posterioridad a su fecha de emisión por un monto inferior al precio de emisión ajustado de las Obligaciones Negociables Existentes, es decir, el precio de emisión de las Obligaciones Negociables Existentes incrementado por cualquier OID devengado, y dicha diferencia no es inferior a un monto mínimo definido por ley, dicho titular estadounidense se considerará que adquirió las Obligaciones Negociables Existentes con descuento de mercado. En general, si un titular estadounidense adquirió las Obligaciones Negociables Existentes con descuento de mercado, cualquier ganancia realizada por dicho titular estadounidense en la venta de las Obligaciones Negociables Existentes será tratada como ingreso ordinario en la medida del monto del descuento de mercado que se haya devengado mientras las Obligaciones Negociables Existentes fueron mantenidas por dicho titular estadounidense, salvo que el titular estadounidense haya optado por incluir el descuento de mercado en los ingresos corrientes a medida que se devenga.

Declaración de Información y Retención de Respaldo

Se presentarán declaraciones de información ante el IRS en relación con los pagos de las Obligaciones Negociables Existentes realizados a, y los ingresos provenientes de disposiciones de Obligaciones Negociables Existentes efectuadas por, determinados titulares estadounidenses. Adicionalmente, determinados titulares estadounidenses pueden estar sujetos a la retención de respaldo respecto de dichos montos si no proporcionan su número de identificación fiscal a la persona de quien reciben los pagos. El monto de cualquier retención de respaldo sobre un pago a un tenedor se computará como un crédito contra la obligación del impuesto federal a las ganancias de los Estados Unidos de dicho tenedor y puede dar derecho al tenedor a un reembolso, siempre que la información requerida sea suministrada oportunamente al IRS.

DECLARACIONES, GARANTÍAS Y COMPROMISOS DE LOS TENEDORES

Al presentar Obligaciones Negociables Existentes a la Oferta, cada Tenedor se considerará que ha acordado, reconocido, declarado, garantizado y comprometido (en su propio nombre y en nombre de toda persona por cuya cuenta actúe) ante la Compañía, los Organizadores y el Agente de Información y Ofrecimiento que, al momento en que presenta sus Obligaciones Negociables Existentes a la Oferta y en cada una de la Hora de Vencimiento y la Fecha de Liquidación correspondiente, son aplicables las declaraciones, garantías y compromisos que se establecen a continuación. Si algún Tenedor de dichas Obligaciones Negociables Existentes o el participante directo a través del cual un Tenedor presenta sus Obligaciones Negociables Existentes a la Oferta no pudiera realizar estos reconocimientos, acuerdos, declaraciones, garantías y compromisos, dicho Tenedor o participante directo no está autorizado a participar en la Oferta y, si ha dado algún paso en ese sentido, debe comunicarse de inmediato con el Agente de Información y Ofrecimiento.

(1) Ha recibido y revisado el presente Documento de Oferta y ha comprendido y aceptado los términos y condiciones de la Oferta y las restricciones de distribución, todo conforme a lo descripto en el presente Documento de Oferta.

(2) Comprende que la presentación de Obligaciones Negociables Existentes a la Oferta conforme a los procedimientos establecidos en el presente documento constituirá su aceptación de los términos y condiciones de la Oferta, y que solo la Compañía será responsable del pago de la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, más los Intereses Devengados, por las Obligaciones Negociables Existentes válidamente presentadas y aceptadas sujeto a los términos y condiciones de la Oferta.

(3) Asume todos los riesgos inherentes a la participación en la Oferta y ha realizado todos los análisis pertinentes de las implicancias de la Oferta, sin depender de la Compañía, los Organizadores, el Agente de Información y Ofrecimiento ni de ninguno de sus respectivos representantes, directores o empleados.

(4) Conforme a los términos y sujeto a las condiciones de la Oferta, ha presentado una o más Órdenes de Ofrecimiento respecto del monto de capital de las Obligaciones Negociables Existentes, sujeto a y con vigencia a partir de la aceptación para su compra de dichas Obligaciones Negociables Existentes en virtud de la Oferta, renuncia a todos los derechos, títulos e intereses sobre la totalidad de dichas Obligaciones Negociables Existentes aceptadas para su compra en virtud de la Oferta, y renuncia y libera cualquier derecho o reclamación que pudiera tener contra la Compañía respecto de dichas Obligaciones Negociables Existentes o la Oferta.

(5) Tiene plenas facultades y autorización para aceptar la Oferta y presentar, vender, ceder y transferir las Obligaciones Negociables Existentes presentadas a la Oferta, y que, en caso de que dichas Obligaciones Negociables Existentes sean aceptadas para su compra, entonces (i) en la Fecha de Liquidación correspondiente, entregará la titularidad plena y libre de gravámenes de las mismas, junto con todos los derechos adjuntos, libre y exenta de todo gravamen, cargo, reclamación, derecho, derecho de terceros, restricción e impedimento de cualquier naturaleza, y dichas Obligaciones Negociables Existentes no estarán sujetas a ningún reclamo o derecho adverso; y (ii) previa solicitud, suscribirá y entregará los documentos adicionales y/o realizará las demás acciones que los Organizadores o la Compañía consideren necesarias o convenientes para completar la venta, cesión, transferencia y/o cancelación de las Obligaciones Negociables Existentes presentadas, o para acreditar dichas facultades y autorización.

(6) Toda autorización otorgada o acordada de otorgar en virtud de sus reconocimientos, acuerdos, declaraciones, garantías, compromisos e instrucciones, y la totalidad de sus obligaciones, serán vinculantes para sus sucesores, cesionarios, herederos, ejecutores testamentarios, síndicos en quiebra y representantes legales, y no se verán afectados por, y sobrevivirán a, su fallecimiento o incapacidad.

(7) Comprende que la aceptación para su compra de las Obligaciones Negociables Existentes válidamente presentadas por él en virtud de la Oferta constituirá un acuerdo vinculante entre él y la Compañía, de conformidad con y sujeto a los términos y condiciones de la Oferta, y que solo la Compañía será responsable del pago al sistema de compensación aplicable de la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, más los Intereses Devengados, por las Obligaciones Negociables Existentes válidamente presentadas y aceptadas.

(8) Comprende que la Compañía podrá, a su exclusivo criterio, prorrogar, reabrir, modificar o renunciar a cualquier condición de la Oferta, o rescindirla, en cualquier momento, y que en caso de rescisión de la Oferta, las Obligaciones Negociables Existentes pertinentes serán devueltas al Tenedor.

(9) Ninguno de la Compañía, los Organizadores, el Agente de Información y Ofrecimiento, el fiduciario de las Obligaciones Negociables Existentes, ni ninguno de sus respectivos representantes, directores o empleados, le ha proporcionado información alguna respecto de la Oferta, salvo la expresamente establecida en el presente Documento de Oferta, ni ninguno de ellos le ha formulado recomendación alguna sobre si debe presentar sus Obligaciones Negociables Existentes a la Oferta, y ha adoptado su propia decisión respecto de la presentación de sus Obligaciones Negociables Existentes a la Oferta sobre la base del asesoramiento legal, fiscal o financiero que haya considerado necesario obtener.

(10) Salvo lo expresamente establecido en la Oferta, ninguno de la Compañía, los Organizadores, el Agente de Información y Ofrecimiento ni ninguno de sus respectivos representantes, directores o empleados le ha proporcionado información alguna respecto de las consecuencias fiscales para los Tenedores de Obligaciones Negociables Existentes derivadas de las Obligaciones Negociables Existentes adquiridas en virtud de la Oferta y la recepción de cualquier pago en efectivo, y reconoce que es el único responsable de cualquier impuesto y pagos similares o conexos que le sean impuestos en virtud de las leyes de cualquier jurisdicción aplicable como resultado de su participación en la Oferta o en relación con las Nuevas Obligaciones Negociables, y acuerda que no tiene ni tendrá ningún derecho de recurso (ya sea por vía de reembolso, indemnización u otro medio) contra la Compañía, los Organizadores, el Agente de Información y Ofrecimiento, ninguno de sus respectivos representantes, directores o empleados ni ninguna otra persona respecto de dichos impuestos y pagos.

(11) Comprende que las Obligaciones Negociables Existentes válidamente presentadas (o las Obligaciones Negociables Existentes defectuosamente presentadas respecto de las cuales la Compañía haya dispensado o hecho dispensar el defecto) se considerarán aceptadas por la Compañía cuando la Compañía notifique oral o por escrito al respecto al Agente de Información y Ofrecimiento.

(12) No es una persona a quien sea ilícito formularle la Oferta en virtud del presente Documento de Oferta, no ha distribuido ni reenviado el presente Documento de Oferta ni ningún otro documento o material relacionado con la Oferta a ninguna de dichas personas, y ha (antes de presentar las Obligaciones Negociables Existentes para su compra en efectivo) cumplido con todas las leyes y regulaciones que le son aplicables a los efectos de su participación en la Oferta.

(13) Indemnizará a la Compañía, a los Organizadores y al Agente de Información y Ofrecimiento por todas y cada una de las pérdidas, costos, reclamaciones, responsabilidades, gastos, cargos, acciones o demandas en que cualquiera de ellos pudiera incurrir o que pudieran ser interpuestas contra cualquiera de ellos como resultado de cualquier incumplimiento de cualquiera de los términos de la Oferta, o de cualquiera de las declaraciones, garantías y/o compromisos realizados en virtud de la misma (incluyendo cualquier aceptación de la misma), por parte de dicho Tenedor.

(14) Irrevocablemente constituye y designa al Agente de Información y Ofrecimiento como su legítimo agente y apoderado (con pleno conocimiento de que el Agente de Información y Ofrecimiento también actúa como agente de la Compañía) respecto de las Obligaciones Negociables Existentes, con plenas facultades de sustitución y revocación (siendo dicho poder considerado un poder irrevocable vinculado a un interés), para (i) presentar dichas Obligaciones Negociables Existentes y todas las pruebas de transferencia y autenticidad ante, o transferir la titularidad de, dichas Obligaciones Negociables Existentes en los libros de cuentas mantenidos por el sistema de compensación a, o por orden de, la Compañía, y (ii) recibir todos los beneficios y ejercer en general todos los derechos de titularidad beneficiaria de dichas Obligaciones Negociables Existentes, todo ello de conformidad con los términos y condiciones establecidos en la presente Oferta, entendiéndose que la recepción de fondos es por cuenta del Tenedor.

(15) Acuerda que los Intereses Devengados a ser pagados sobre las Obligaciones Negociables Existentes en la Fecha de Liquidación correspondiente conjuntamente con la Contraprestación por Participación Temprana o la Contraprestación por Participación, según corresponda, en virtud de la Oferta, serán pagados en la Fecha de Liquidación correspondiente y de conformidad con los términos establecidos en el presente Documento de Oferta, sin perjuicio de cualquier otra disposición de las Obligaciones Negociables Existentes.

(16) Acuerda tratar las ventas de Obligaciones Negociables Existentes en virtud de la Oferta como una operación separada de cualquier compra que pudiera realizar de Nuevas Obligaciones Negociables en virtud de la Oferta de Nuevas Obligaciones Negociables.

(17) No es una persona o entidad que: (i) esté identificada, incluida o mencionada en la lista de "Specially Designated Nationals and Blocked Persons" mantenida por la Oficina de Control de Activos Extranjeros del Departamento del Tesoro de los Estados Unidos, la Lista Consolidada de Personas, Grupos y Entidades sujetos a Sanciones Financieras mantenida por la Comisión Europea, la Lista Consolidada de Objetivos de Sanciones Financieras del Reino Unido mantenida por el HM Treasury, o cualquier otra lista pública de personas sujetas a sanciones mantenida por, o anuncio público de designación de sanción realizado por los Estados Unidos, las Naciones Unidas, la Unión Europea (incluyendo cada uno de sus Estados miembros), el Reino Unido, cualquier otra autoridad de sanciones pertinente y cualquier gobierno, autoridad pública o regulatoria u organismo de los antes mencionados (cada uno, una "Autoridad de Sanciones") (en todos los casos tal como sean complementadas, modificadas o sustituidas periódicamente) (cada una, una "Lista de Sanciones"); (ii) esté organizada, sea residente, esté domiciliada o ubicada en un país o territorio sujeto a leyes, regulaciones, embargos, normas y/o medidas restrictivas económicas, financieras o comerciales de alcance nacional o territorial administradas, promulgadas o aplicadas por cualquier Autoridad de Sanciones periódicamente (conjuntamente, "Sanciones"); (iii) sea de titularidad o esté controlada por, o de otro modo actúe en nombre o por instrucción de, una o más personas mencionadas en (i) o (ii); o (iv) sea de otro modo objeto de, o esté en violación de, cualquier Sanción, siendo cada una de dichas personas una "Persona Sujeta a Restricciones de Sanciones."

(18) Reconoce que la Compañía, los Organizadores, el Agente de Información y Ofrecimiento y otros confiarán en la veracidad y exactitud de los reconocimientos, declaraciones, garantías, compromisos y acuerdos precedentes.

.

ORGANIZADORES Y AGENTE DE INFORMACIÓN Y OFRECIMIENTO

La Compañía ha celebrado un acuerdo de organización (dealer manager agreement) con Banco BTG Pactual S.A. – Cayman Branch, BofA Securities, Inc., UBS Securities LLC, Latin Securities S.A. Agente de Valores para actuar como Organizadores de la Oferta. En virtud del acuerdo de organización (dealer manager agreement), la Compañía ha:

  contratado a los Organizadores para actuar, directamente o a través de entidades afiliadas, como Organizadores en relación con la Oferta;
  acordado pagar honorarios y determinados gastos de los Organizadores en relación con la Oferta; y acordado indemnizar a los Organizadores frente a determinadas responsabilidades y gastos relacionados con la Oferta, incluyendo responsabilidades en virtud de la Ley de Títulos Valores de los Estados Unidos. El acuerdo de organización (dealer manager agreement) contiene diversas otras declaraciones, garantías, compromisos y condiciones habituales para acuerdos de esta naturaleza.

Sodali & Co actuará como Agente de Información y Ofrecimiento en relación con la Oferta de las Obligaciones Negociables Existentes. El domicilio del Agente de Información y Ofrecimiento figura en la contratapa del presente Documento de Oferta. El Agente de Información y Ofrecimiento recibirá los honorarios habituales por sus servicios en relación con la Oferta.

Algunos de los Organizadores y sus entidades afiliadas han prestado o participado en, y pueden en el futuro prestar o participar en, servicios de banca de inversión y otras operaciones comerciales en el curso ordinario de sus actividades con la Compañía o sus entidades afiliadas. Han recibido, o pueden recibir en el futuro, honorarios y comisiones habituales por dichas operaciones. Los Organizadores y/o sus entidades afiliadas actúan concurrentemente como compradores iniciales en relación con la Oferta de Nuevas Obligaciones Negociables. Los Organizadores y/o sus entidades afiliadas pueden negociar, o mantener posiciones largas o cortas en, las Obligaciones Negociables Existentes, las Nuevas Obligaciones Negociables u otros títulos de deuda o derivados relacionados de la Compañía por cuenta propia o por cuenta de sus clientes en cualquier momento, y los Organizadores y/o sus entidades afiliadas pueden participar en la Oferta presentando instrucciones de ofrecimiento por cuenta propia o en nombre de clientes.

Cada uno de los Organizadores ha prestado y puede continuar prestando determinados servicios de banca de inversión a la Compañía, por los cuales ha recibido y puede recibir la remuneración habitual por servicios de dicha naturaleza. Los Organizadores pueden negociar, o mantener posiciones largas o cortas en, las Obligaciones Negociables Existentes, las Nuevas Obligaciones Negociables u otros títulos de deuda o derivados relacionados de la Compañía por cuenta propia o por cuenta de sus clientes en cualquier momento, y los Organizadores pueden participar en la Oferta presentando instrucciones de ofrecimiento por cuenta propia o en nombre de clientes.

Adicionalmente, en el curso ordinario de sus actividades, los Organizadores y sus entidades afiliadas pueden realizar o mantener una amplia gama de inversiones y negociar activamente títulos de deuda (o valores derivados relacionados) e instrumentos financieros (incluyendo préstamos bancarios) por cuenta propia y por cuenta de sus clientes. Dichas actividades de inversión y en valores pueden involucrar valores y/o instrumentos de la Compañía. Si los Organizadores pertinentes o sus entidades afiliadas mantienen una relación crediticia con la Compañía, ciertos de dichos Organizadores o sus entidades afiliadas habitualmente cubren, y ciertos otros de dichos Organizadores pueden cubrir, su exposición crediticia frente a la Compañía de conformidad con sus políticas habituales de gestión de riesgos. Típicamente, dichos Organizadores y sus entidades afiliadas cubrirían dicha exposición celebrando operaciones que consisten en la adquisición de permutas de incumplimiento crediticio (credit default swaps) o la creación de posiciones cortas en los valores de la Compañía, incluyendo potencialmente las Obligaciones Negociables Existentes. Dichas permutas de incumplimiento crediticio y posiciones cortas podrían afectar adversamente los precios de negociación futuros de las Obligaciones Negociables Existentes. Los Organizadores y sus entidades afiliadas también pueden formular recomendaciones de inversión y/o publicar o expresar opiniones de investigación independientes respecto de dichos valores o instrumentos financieros, y pueden mantener, o recomendar a sus clientes que adquieran, posiciones largas y/o cortas en dichos valores e instrumentos.

Ninguno de los Organizadores, el Agente de Información y Ofrecimiento, los sistemas de compensación ni ninguno de sus respectivos representantes, directores, empleados o entidades afiliadas asume responsabilidad alguna por la exactitud o integridad de la información sobre la Oferta o la Compañía contenida en el presente, ni por cualquier omisión de la Compañía en divulgar eventos que puedan haber ocurrido y puedan afectar la relevancia o exactitud de dicha información.

Ninguno de la Compañía, los Organizadores ni el Agente de Información y Ofrecimiento ha expresado opinión alguna sobre si los términos de la Oferta son justos. Ninguno de la Compañía, los Organizadores ni el Agente de Información y Ofrecimiento recomienda que usted presente o se abstenga de presentar sus Obligaciones Negociables Existentes a la Oferta n, y nadie ha sido autorizado por la Compañía, los Organizadores ni el Agente de Información y Ofrecimiento para formular dicha recomendación. Usted debe adoptar su propia decisión sobre si presentar o no Obligaciones Negociables Existentes a la Oferta y, en tal caso, el monto de capital de Obligaciones Negociables Existentes a presentar.

Sin perjuicio de cualquier otra disposición contenida en el presente Documento de Oferta o en cualquier otro documento relacionado con el mismo, el Agente de Información y Ofrecimiento podrá abstenerse sin responsabilidad de realizar cualquier acción que, en su opinión, pudiera ser contraria a cualquier ley (incluyendo cualquier Sanción, según dicho término se define en el presente) o que pudiera resultar en que el Agente de Información y Ofrecimiento se convierta en una Persona Sujeta a Restricciones de Sanciones (según dicho término se define en el presente), y podrá sin responsabilidad realizar cualquier acción que, en su opinión, sea necesaria para cumplir con las Sanciones o para evitar convertirse en una Persona Sujeta a Restricciones de Sanciones (según dicho término se define en el presente).

EMISORA DE LAS OBLIGACIONES NEGOCIABLES EXISTENTES
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) Avenida del Libertador 6363, Ciudad de Buenos Aires, (C1428ARG), Buenos Aires, Argentina
ORGANIZADORES
Banco BTG Pactual S.A. – Cayman Branch 601 Lexington Avenue, piso 57th, New York, New York 10022 Atención: Debt Capital Markets Cobro revertido: +1 (212) 293-4600 E-mail: ol-dcm@btgpactual.com	BofA Securities, Inc. One Bryant Park New York, New York 10036 Atención: Grupo de Gestión de Pasivos Línea gratuita: +1 (888) 292 0070 Cobro revertido: +1 (646) 855 8988

UBS Securities LLC

LLC 11 Madison Avenue

New York, New York 10010

Atención: Grupo de Gestión de Pasivos

Cobro revertido: (212) 882-5723

Línea gratuita: (833) 690-0971

Correo electrónico: americas-lm@ubs.com

Latin Securities S.A. Agente de Valores Zonamerica, Ruta 8, Km. 17,500, Edificio M2, Oficina 002 Montevideo, 91600, Uruguay Atención: Corporate Finance Cobro revertido: +(598) 2518 3814
AGENTE DE INFORMACIÓN Y OFRECIMIENTO
Sodali & Co Sitio Web de la Oferta: https://projects.sodali.com/edenor Correo electrónico: edenor@investor.sodali.com

En Londres:	En Stamford:
The Leadenhall Building 122 Leadenhall Street Londres, EC3V 4AB Reino Unido Teléfono: +44 20 4513 6933	333 Ludlow Street South Tower, 5° piso Stamford, CT 06902 Estados Unidos Teléfono: +1 203 658 9457

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: April 15, 2026